


05009489

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grande Cache Coal Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34802 FISCAL YEAR 3-31-05

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 7/6/05

File No. 82-34802

ARLS
3-31-05


Grande Cache Coal Corporation
2005 annual report
EUCLID
302
an emerging company rich in history



annual and special meeting

[illegible] Annual and Special Meeting of the shareholders [illegible] Coal Corporation will be held on [illegible]day, August 17th, 2005 at 10:00 a.m. MST in [illegible] Room at the Metropolitan Centre, 333 – 4th [illegible] S.W., Calgary, Alberta. All shareholders are [illegible] to attend.

table of contents


2000 – 2003
Acquired the engineering, environmental and geological data from the previous operator
July 2000
Began to acquire key infrastructure including the process plant, coal handling equipment and rail load out facilities
May 2004
Initial Public Offering raised $57 million through the issue of 22 million shares at $2.60 per share
May 2004
Trading commenced on the TSX under the symbol GCE
August 2004
Received final regulatory approval for the No. 12 South B2 surface mine

corporate milestones


August 2004
Mined first run of coal from the surface mine
September 2004
Processing plant commenced operations
November 2004
Coal production from the No. 7-4 underground mine began
November 2004
First export sale
February 2005
Completed bought deal, private placement financing for $40 million



Corporate Profile

Grande Cache Coal Corporation, an Alberta-based company, was formed in 2000 for the purpose of reactivating coal mining in the Grande Cache area. In May 2004, Grande Cache Coal became a publicly traded company whose common shares are listed on the Toronto Stock Exchange, under the symbol "GCE". The Corporation's experienced team of coal professionals are developing a sustainable, long-term mining operation to produce premium, low volatile, metallurgical coking coal for export to the world steel industry. Coal production from the Grande Cache surface mine started in August 2004 followed in November 2004 with production from the underground mine and the Corporation's first export sale.



The formation of a surface stockpile at the end of the main belt conveyor which is fed from the No. 7-4 underground mine. The coal is taken by haul truck to the processing plant where it is processed to meet product specifications.

president's message

The first year of being a publicly listed company has been a year those of us associated with the development of Grande Cache Coal Corporation will always remember. The year that saw us complete our Initial Public Offering was also the year that saw a resurgence of the international coal market of a magnitude never before experienced by our industry. Demand and prices for metallurgical coal reached record levels. The timing of the commencement of our mining activities coincided with this rising demand and pricing but we were not alone in enjoying a boom in activity. Resource projects across western Canada and indeed around the world were also spurred on by robust commodity markets. While prices for our product rose dramatically, we also saw energy prices spike upwards. Steel prices soared and supply was problematic as was the availability of both skilled labour and experienced professionals. Charles Dickens got it about right when he wrote the opening sentence of A Tale of Two Cities, "It was the best of times, it was the worst of times"....

The Beginning

With the completion of the IPO process and the commencement of trading on the TSX on May 12, 2004, our focus on starting mining operations in the No. 7-4 underground mine intensified. Upon receiving final regulatory approvals we were also committed to early coal production from the No. 12 South B2 surface mine. The first coal from the surface mine was produced in August and the coal process plant produced the first clean coal in September. The first coal from the underground mine was produced in November.

Both mining operations experienced slow start-ups. The underground mine is operated with company owned equipment and the miners are Grande Cache Coal employees. Delays in receiving and commissioning the underground mining equipment resulted in less coal being produced than had been anticipated. For the surface mine, the Corporation contracted a subsidiary of the North American Construction Group to undertake surface mining activities. Again, coal release lagged behind projections as the contractor worked to reach industry standard productivity rates. The productivity issues have been addressed by increased operator training and improved in-pit supervision.

The coal process plant also had its share of challenges in start-up. A combination of metal fatigue and general long-term inactivity contributed to a more difficult return to production than had been anticipated. This slow period, coupled with high costs for steel, piping, belting and labour, contributed to significant cost increases. Many of these initial problem areas have been resolved. During our planned summer shut down there will be further improvements made that will reduce operating costs during the remainder of the 2006 fiscal year.

The two mining operations are on target to reach planned production levels during the current fiscal year. There remains room for further improvement and our activities are concentrated on improving productivity and reducing operating costs. We are confident that these initiatives will deliver significantly better operating results in this current fiscal year.

Transportation challenges were an unexpected surprise for us during start-up but service has improved substantially as of the writing of this report. We are encouraged by our relationship and conversations with CN Rail and the short line operator, Savage Alberta Railway Inc. We are seeing much better train service and are confident that by working closely with our rail service providers we will be able to achieve our expected coal deliveries during the year.



Robert H. Stan, President and Chief Executive Officer, Grande Cache Coal Corporation

mining operations are on target to reach planned production levels

The Market

Our primary product is hard coking coal that is exported to integrated steel producers around the world. The fundamentals of the metallurgical coal market have rarely been better than they are today. This supply side tightness has seen prices for hard coking coal double over the past twelve months. Recent demand/supply forecasts suggest the market for seaborne hard coking coal will not return to a balanced situation until 2007 or later. Beyond that time, much depends on the level of blast furnace steel making capacity additions in China, India and Brazil. While there are large scale projects in the planning stages in a variety of countries, Canada is projected to continue to be the world's second largest exporter of seaborne hard coking coal.

Carbide Lamps – In 1892, while working with a lime, coal tar and carbon mixture, Major James T. Morehead and Thomas L. Willson developed a brownish-grey substance which they called carbide. When drops of water were added acetylene gas was generated which could be burned in a lamp to give a superior light. Within eight years the first carbide lamp was offered and, soon after that, they were adapted for underground mining. The first carbide mining lamps burned approximately four hours with a one-inch flame. A three-inch reflector directed light of 10-foot-candle power. These lamps could be carried or rested on any flat surface.

Left to Right: Mary Tremblett, Vangie Wiseman, and Lisa Clarke give some perception to the true size of a 300 ton coal haul truck.



Grande Cache Coal has concentrated on establishing relationships with steel company customers who are familiar with Canadian coking coals and in particular, coals from the Smoky River Coalfield. The Corporation is grateful for the continued support of its initial customers in Japan and Korea as we have worked through our start-up phase. We are working closely with our existing customers to strengthen our relationships and to cooperate with them as we grow our company. Through the course of the current year we will look to expand our customer base in other geographic areas by making trial cargo shipments to new steel mill customers. Establishing and maintaining strong customer relationships is now and will continue to be, a fundamental element of Grande Cache Coal's long-term growth strategy. To this end, Grande Cache Coal's market profile will grow considerably during the coming months.

The Future

The Corporation will experience continued high costs through the first several months of this fiscal year as we move towards design capacity in both the surface and underground mines. With continued improvements in productivity, lower production costs, a declining strip ratio and higher pricing for the 2006 fiscal year, Grande Cache Coal has the potential to generate significant positive returns. We will be working very hard to realize this potential and provide strong results that will increase shareholder value.

In order to take advantage of the strength of the current export metallurgical coal market, we have accelerated our development activity in the next surface mining area. In April 2005, the Corporation entered into letters of intent to purchase an electric mining shovel and an electric drill. Discussions are underway to acquire haul trucks, loaders, dozers and other support equipment. Given the lead times currently being experienced for the delivery of large scale mining equipment, these commitments are critical at this time to the Corporation being able to proceed with development of the next surface mining operation later this year.

We are in the process of completing long range development plans for resources not included in our current mine plan and we expect to acquire additional coal leases to further strengthen our resource position. In addition, management and the Board of Directors continue to identify other growth opportunities for the Corporation.

The Journey Back to the Future Continues

In last year's report I wrote about this year being one of heading "Back to the Future" and how the year would be "A Year of Transition – the Foundation for Growth". Much of what we hoped for has been achieved although it has taken longer and cost more than we expected. Coal is now flowing from both our surface and underground mines to our export customers. Prices for hard coking coal have more than doubled as demand has soared. We have built a strong management team that is working hard to deliver results in line with our potential and market expectations.

From a standing start we now have almost three hundred full time employees and contractors working on site. Our staff and contractors are the critical component of this organization and we are proud to have attracted experienced mining staff with many years of service and practical expertise, both locally and internationally, to our team. We have established a safe workplace for our employees and through our first year of operation did not experience any lost time accidents, a tribute to all concerned. The combination of dedicated employees, fiscal responsibility and community and environmental awareness will result in market share growth and a simultaneous increase in shareholder value. These forces will open up exciting opportunities for both our company and our employees to thrive and prosper as we continue on our journey.

Our year of transition was challenging in many respects. Going forward, we will meet any challenges using sound management and fiscal responsibility. We foresee no operational issues outside of normal business operations and are forging ahead full steam. The coming year offers great opportunities for us to continue to build on the solid foundation that has been established.

Last year I acknowledged the contributions of our former directors and unfortunately neglected to mention one of our founding shareholders and directors. Let me correct this error by thanking Dr. Keith Allan for his time, energy and counsel during the early years of Grande Cache Coal Corporation. Keith was instrumental in assisting the Corporation through some extremely uncertain times and his commitment to the project never wavered. His advice and friendship continue to be greatly appreciated.

I would like to express my sincere thanks to our staff, our partners and our customers for trusting our vision this past year and especially for their patience. Once again, our Board of Directors, led by our chairman Robert Brawn, has worked tirelessly to provide guidance and strategic direction. Their commitment and dedication to see mining return to the community of Grande Cache has been a driving force behind our project.

I am looking forward with great anticipation to the next year. Many of the challenges of the past year have been dealt with and we are addressing those that remain. I hope you will continue to be part of our family for what is shaping up to be an eventful and exciting year for Grande Cache Coal Corporation. In the past year, we opened for business and we went mining. Now we need to deliver on our potential.

Robert H. Stan
President and Chief Executive Officer

Top: A 300 ton haul truck delivers waste rock to the spoils.
Bottom: (left to right) Robert Gontarek, Jim Head, Keith MacEachern and Frank Ziolkowski.



Once the coal has been transported to the plant and processed to meet product specifications, it is stock piled and loaded onto trains for transport to Westshore Terminals for overseas shipment.

corporate overview

(millions of dollars)	March 31 2005	March 31 2004
Total assets	**100.2**	5.6
Shareholders' equity	**79.9**	5.0

(millions of dollars, except per share amounts)	2005	2004
Revenue	**17.6**	–
Net loss	**(18.9)**	(1.2)
Basic and diluted net loss per share	**(0.56)**	(0.23)
Capital expenditures	**33.1**	0.5

(millions of tonnes)	2005	2004
Clean coal production	**0.4**	–
Coal sales	**0.3**	–

Dave Schwartz, Bill Lee and Adam Gebala are some of the men who have been mining in the Grande Cache area for many years (photos taken in 1987 by Lawrence Chrismas).

grande cache coal looking back

highlights

- Initial Public Offering in May of 2004 raised $57 million through the issue of 22 million shares at $2.60 per share
- Trading commenced May 12, 2004 on the TSX under the symbol GCE
- Received final regulatory approval for the No. 12 South B2 surface mine on August 17, 2004
- Mined first coal from the surface mine on August 26, 2004
- Processing plant commenced operations in September 2004
- Coal production from the No. 7-4 underground mine began in November 2004
- First export sale shipped in November 2004
- Completed private placement financing for $40 million in February 2005

Throughout Grande Cache Coal Corporation's first year as a public company, a solid platform for growth has been built by optimizing existing assets and identifying future mining areas. Although the start-up phase took longer than anticipated, we met production targets, secured contracts with customers and are well positioned to take advantage of the current metallurgical coal pricing environment.





Top: An aerial shot of the Grande Cache Coal processing plant and the Smoky River.
Bottom: A 100 ton truck being loaded by a 14 cubic yard backhoe.


CN Rail Line
Ridley Terminals Inc.
Neptune Bulk Terminals Ltd.
Westshore Terminals Ltd.
Vancouver

grande cache coal today



The Smoky River Coalfield is located in west-central Alberta approximately 20 kilometres north of the town of Grande Cache. It is one of a number of coalfields that extend northwest for more than 800 kilometres within the Inner Foothills Belt of the Canadian Rocky Mountains and has an estimated in-place reserve of 145 million tonnes of coal. The Smoky River Coalfield is approximately 29 kilometres long and 19 kilometres wide and contains seven major coal seams ranging in thickness from 0.8 metres to 8 metres. Mining began in the area in 1969.

Grande Cache Coal's leases cover over 15,000 hectares of the Smoky River Coalfield. The leases are characterized by exposures of Upper Jurassic and Cretaceous Clastic rocks. Coal bearing strata within the Smoky River Coalfield are comprised of interbedded sandstone, siltstone, mudstone, carbonaceous shales and coal. Mineable coal seams occur in the Grande Cache member of the Gates Formation. Stratigraphic units that outcrop in the vicinity are predominately from the Nikanassin Formation and the Luscar Group. The Fort St. John Group, which overlies the Luscar Group, is present in the northern and eastern parts of the Smoky River Coalfield.

no.7-4 underground mine

Underground mining was once the dominant coal mining method used in Canada. Today, open pit surface mining is the primary method with only two underground coal mines currently operating in the country. Underground coal mining has played a large role in the history of the Smoky River Coalfield and that tradition continues today.

In fiscal 2005, road and portal construction were completed, equipment was commissioned and coal mining began in November. The No. 7-4 lease area is located between the Smoky River and Sheep Creek on the north slope of Mt. Hamel. The coal seam being mined is 4 Seam as it has the required thickness and quality to be economically mineable. The thickness of 4 Seam in this area ranges from 0.7 to 5.7 metres and averages 4.3 metres. The roof consists of approximately 1.0 metre of carbonaceous shale overlain by sandstone and siltstones.

The No. 7-4 mine utilizes the "Room and Pillar" method of underground mining and accesses the 4 Seam reserves from four in-seam portal entries. This mining method develops roadways into the coal to be extracted, leaving pillars of coal between these roads. This is referred to as the Development Phase. When the roadways reach the boundary, the pillar of coal between the roads is systematically extracted as operations retreat out. This is known as the Depillaring Phase.

The roadways are driven 2.1 metres high and 6 metres wide. They are developed in 12 metre cuts with a remote controlled continuous miner moving from one roadway to another while a roof and side bolting machine moves in to support the roof and side walls. Roof support consists of wire mesh installed with mechanical bolts in a 1.4 metre square pattern. Continuous mining machines cut and load the coal into shuttle cars and transport the coal from the face to a feeder breaker which controls the rate and size of the material being fed onto the main belt conveyors. The conveyors carry the coal from the mine to the surface stockpile.

The No. 7-4 underground mine is the largest underground coal mining operation in Canada and has 5.2 million tonnes of saleable reserves. Grande Cache Coal Corporation expects to be mining at this location for approximately five years.

Top: (back row, left to right) Barry Herceg, Frank Ziolkowski, George Langille, Nigel Holmes, Robert MacDougall, Pat Dalton, Travis Thiessen, Ken Taje (kneeling, left to right) Keith MacEachern, Robert Gontarek, Gerry LeGendre, Allan Bennett, Jim Head, Felix O'Connell
Bottom: (left to right) Pat Dalton, Travis Thiessen



Top: A 36 cubic yard hydraulic excavator loading a 300 ton haul truck.
Bottom: View of the processing plant, the rail load facility and the Grande Cache Coal offices.

no.12 South B2 surface mine

The No. 12 South B2 surface mine is a conventional truck and shovel open pit mining operation. The overburden is drilled, blasted and excavated on 15 metre benches. Coal is loaded with loaders and backhoes onto trucks for transportation to the processing facility. Final regulatory approval for the surface mine was obtained in August 2004 with mining activity commencing in the same month. This surface mine had originally been mined from 1998 to 2000 and the existing road infrastructure and development work allowed quick commencement of mining activity.

The geology is typical of the Rocky Mountains with significant folding and thrust faulting. Coal seam dips range from flat to almost 80 degrees. The mineable seams in No. 12 South B2 include 4 Seam (avg. 6.8 m.); 5 Seam (avg. 1.6 m.); 6 Seam (avg. 1.2 m.); and 7 Seam (avg. 4.5 m.). The life of No. 12 South B2 mine is estimated to be four to five years and the present reserves for this mine are 3.4 million saleable tonnes at a 7.5 clean strip ratio.

processing plant



Once the coal is mined, it is transported to the processing plant and processed to meet product specifications. The Grande Cache Coal processing plant is located in the Smoky River Valley adjacent to Highway 40 and the Savage Alberta Railway Inc. rail line. The coal cleaning process uses heavy-media cyclones for coarse coal separation and froth flotation for fine coal. The facilities consist of the coal receiving, handling and storage area, coal processing plant, thermal coal dryer, clean coal storage area, clean coal train load-out, coarse reject disposal area and fine tailings pond and associated buildings, conveyors, pipelines and roadways. The plant has a rated raw coal feed capacity of 700 tonnes per hour. The Corporation has recently announced that it is preparing a comprehensive feasibility study to investigate the requirements for increasing production up to four million tonnes per year.

transportation
& shipping



From the processing plant, the coal is loaded into 100 tonne capacity rail cars. Coal unit trains, consisting of about 112 cars, are railed by Canadian National Railway Company and Savage Alberta Railway Inc., to Westshore Terminals Ltd. at Roberts Bank, British Columbia. It takes the average train approximately five days to cover the 2,200 kilometre round trip. Once at the port, the coal is loaded onto customer vessels and shipped to steel mills overseas. Grande Cache Coal Corporation will export 90% of its coal to Asia based on contracts in place for the current coal year.

future mining activities

Grande Cache Coal holds leases covering over 15,000 hectares of land in the Smoky River Coalfield with an estimated 145 million tonnes of coal resources in this coalfield. The Corporation's mining potential is significant and a key aspect of our business is the ongoing exploration, development and regulatory approvals process. The lands held under lease by the Corporation have been designated as Category 4 under Alberta's Coal Policy, which is zoning favourable to coal development.

Top: Westshore Terminals Ltd. at Roberts Bank, British Columbia where the coal is loaded onto customer vessels. Bottom: Smoky River Valley and Willmore Wilderness Park.

A new coal project in a 'greenfields' location requires the Corporation to apply for approvals from Provincial Government agencies. The full approval process for new projects has historically taken about three years to complete. The objective of the process is to obtain an Alberta Energy and Utilities Board ("AEUB") Mine Permit which defines the general area in which coal mining is allowed, an AEUB Mine Licence which specifies the approved mine plan and sets out the conditions of how, where and how much coal is mined and Provincial Environmental Protection and Enhancement Act Approval and Water Act Approvals which contain the terms and conditions of managing the environment in the mining area.



Top: Two of the estimated 95 goats on Grande Cache lease lands.
Bottom: A 36 cubic yard hydraulic excavator in action.

Our next mine is expected to be the No. 8 surface mine. The Corporation has already obtained the required coal lease and mine permit. Recently completed drilling in the area was required to finalize the mine plan and the necessary mine licenses are expected to be obtained by the end of 2005. Grande Cache Coal is currently examining the equipment requirements of this mine and is in discussions with mining equipment manufacturers.

Grande Cache Coal Corporation will initiate the regulatory approvals process for the No. 16 East surface mine early in 2006. The Corporation already holds the necessary coal lease for this area and will be proceeding with steps necessary to obtain the required licenses and permits. We are also in discussion with the authorities on other properties and previously mined lands in the area.

reserves

Mine Area	In-Place	Recoverable	Saleable
No. 7-4 Mine	9.8	6.8	5.2
No. 12 South B2 Mine	4.2	4.3	3.4
No. 8 Mine	13.6	13.2	9.6
No. 16 East Mine	19.1	13.9	10.4
Total	46.7	38.2	28.6

Note: The foregoing table summarizes Grande Cache Coal Corporation's coal reserves with respect to the No. 7-4 and No. 16 East Mines as of March 1, 2004 as evaluated in the independent report of Weir International Mining Consultants dated April 26, 2004. The table also summarizes Grande Cache Coal Corporation's coal reserves with respect to the No. 12 South B2 Mine as evaluated in the independent report of Norwest Corporation dated August 24, 2004. In addition, the table summarizes Grande Cache Coal Corporation's coal reserves with respect to the No. 8 Mine as evaluated in the independent report of AMEC Americas Limited dated June 29, 2005.

Top: No. 12 South B2 surface mine.
Bottom: Clean coal surface stockpile at the processing plant.

growth strategy

Grande Cache Coal Corporation is committed to developing an economic, long-term mining operation based on proven metallurgical coal reserves in the Smoky River Coalfield and, where economically feasible, accelerating mining activity to respond to strong demand for metallurgical coal. The Corporation will continue to further define identified coal resources to increase reserves and provide opportunities for expansion and will also look towards identifying strategic assets that will contribute positively to corporate growth.

The Corporation is continuing to develop Grande Cache Coal's business in line with the strategy of creating value for shareholders by:

- active, hands-on management of mine development and on-going operations;
- systematically reducing costs and perceived and actual business risks; and
- identifying new reserves and value-added opportunities in the coal sector.

grande cache coal looking ahead

Price increases in coal have been driven both by demand for hard coking coal and by tight supply. As a result, Grande Cache Coal is in the fortunate position of increasing coal production volumes in the midst of increasing pricing while reducing costs. This will lead to improved margins and overall growth in the profitability of the Corporation. We will also elevate the value of the Corporation by reinvesting in our properties to enhance productivity, to lower costs and to increase production as growth in market demand allows. Market fundamentals remain very positive and Grande Cache Coal plans to make the most of the opportunity. The Corporation has the capacity to continue to increase production for the next several years from the existing asset base, as well as additional projects in various stages of planning and development. The ultimate goal is to manage these resources and these assets in a safe, efficient and environmentally sound manner to increase the value of Grande Cache Coal to its owners.



Operationally, Grande Cache Coal will continue to be aggressive in attacking every aspect of the cost structure, including external pressures, to ensure that costs are kept in line with industry competitors. The Corporation will also continue to invest in technology that will enhance productivity and competitiveness of every area of operations.



Top: Adam Gebala, third generation miner.
Bottom: Clean environmental bill of health by Mark Cooney, Smoky River Environmental Services.

our people

We take pride in our employees and the solutions they bring to our business challenges. Grande Cache Coal employees are focused on sustainable business growth, understanding the needs and expectations of customers and continually improving productivity and service. Grande Cache Coal has created a workplace where employees are challenged, recognized, rewarded and valued and the Corporation supports their innovation and creative input.

By encouraging the collective ability of our motivated people, each step of the mining process is targeted towards operational excellence. The team constantly strives to deliver global standards of product quality with integrity, discipline and hard work.

environmental performance

Grande Cache Coal's environmental policy is to conduct operations in an environmentally responsible manner and achieve reclamation to productive land uses when mining is completed. The Corporation is committed to sustainable development, which is defined as developing coal resources in an orderly and long-term manner that sustains the community and the Corporation.

The Environmental Protection and Enhancement Act Approvals prescribe environmental standards for water and air emissions as well as monitoring and reporting programs for a wide range of quality parameters related to air, water and wildlife within and around operations areas. Grande Cache Coal's environmental team is responsible for maintaining regulatory compliance, site-wide water management, dust control and wildlife monitoring. The Corporation's post mining land use objective is re-establishment of wildlife habitat with a focus on bighorn sheep. The Corporation takes a serious view to maintaining and reclaiming the natural beauty of the Grande Cache area.

health and safety

Since May 2004 and commencing with the hiring of its first operations employees in July 2004, Grande Cache Coal has aggressively developed a health and safety strategy designed around accident prevention. During the 2005 fiscal year, the Corporation experienced no lost time accidents.

Grande Cache Coal is committed to the health and safety of all employees and has developed and implemented a comprehensive safety control program. The safety control management system places emphasis on occupational health and an effective security program combined with active employee participation. It is the policy of the Corporation to perform work in a safe manner consistent with good operating practices.

New hires are placed in a classroom orientation program which focuses on health and safety policies and procedures, emergency response procedures, WHMIS and first aid. Fully trained and functional underground mine rescue teams are in place to respond to any emergency which may arise. A Joint Occupational Health and Safety Committee, made up of management and employees, was formed to ensure employee input in the development of site specific health and safety policies and procedures.

Top: Underground Mine Rescue Team (left to right) Mike Taylor, Bill Bowering, Luc Normandin, Kyle Hackney, Matt Zarowny and Tom Devoe.
Bottom: (left to right) Felix O'Connell, Gerry Le Gendre and Robert MacDougall.



investor relations

As the rules defining full and fair disclosure get more complex, the IR program will play a critical role in translating information into data that is relevant, reliable, timely and understandable.

The objective of Grande Cache Coal's Investor Relations (IR) program is to build awareness of the Corporation and foster strong communication and trust with its shareholders. The program is designed to provide relevant information on Grande Cache Coal's strengths and growth potential so that you may make an informed decision on your investment. As the rules defining full and fair disclosure get more complex, the IR program will play a critical role in translating information into data that is relevant, reliable, timely and understandable. It is very important that you understand our business.

Whether you are an analyst, a fund manager, an individual shareholder or a potential investor, we encourage you to do your research, ask questions and be proactive with us. Let us know how we can help you by contacting our IR team through our web site at www.gccoal.com.

community relations

Grande Cache Coal Corporation is not only an investment in mining, it is an investment in jobs, education, health services, environmental protection and community infrastructure. It is an investment in people. Our mines offer opportunities for significant community development and the Corporation believes that mining development and working with the community can create lasting, shared benefits. Grande Cache Coal is committed to engaging with our community, recognizing opportunities and implementing effective strategies to realize community improvements.

The Corporation is playing an active role in the community and is committed to supporting educational programs, events, local businesses and culture.



governing your investment

As a newly listed TSX company, Grande Cache Coal Corporation has grown substantially since our first Annual Report only a year ago. The Board of Directors was successful in establishing the framework for the governance of a public company and has engaged a system that reflects TSX Best Practice Principles. As we move confidently into a fully operational mining company, the Board is committed to integrity. By acting with integrity, we will earn the trust of shareholders, employees, regulators and the communities where we live and work. It is how we plan to do business – everywhere and all the time.

To say that the flow of regulation has become a torrent is an understatement. It is the Board's intent and practice to represent our shareholders through the promotion of best corporate governance practices and to align the interests of the Board and management with those of our shareholders. We will continue to work diligently to build trust and strengthen relationships through initiatives such as our Investor Relations program.

We are ever mindful that our performance and reputation as a governing Board are predicated on our devotion and determination to achieve shareholder value. Whether you are an individual investor or an institutional one, we are accountable to you. The growth of your investment in Grande Cache Coal remains our primary focus.

Board of Directors: (left to right) Barry T. Davies, Donald R. Seaman, Donald J. Douglas, Robert G. Brawn and Robert H. Stan.



management's discussion and analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the year ended March 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. In accordance with regulatory guidelines, the Corporation has not presented comparative figures for prior quarterly periods as the Corporation became a public entity on May 12, 2004 and comparative figures were not available for prior quarterly periods. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of June 7, 2005.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements, which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: liabilities inherent in coal mine development and production; geological, mining and processing technical problems; the Corporation's inability to obtain required mine licenses, mine permits and regulatory approvals required in connection with mining and coal processing operations; dependence on third party coal transportation systems; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in commodity prices and exchange rates; changes in steel-making methods and other technological changes; the strength of various economies; difficulties inherent with selling in foreign countries; changes in the regulations in respect to the use of metallurgical coal; the effects of competition and pricing pressures in the metallurgical coal market; the oversupply of, or lack of demand for, metallurgical coal; currency and interest rate fluctuations; various events which could disrupt operations and/or the transportation of coal products, including labour stoppages and severe weather conditions; the demand for and availability of rail, port and other transportation services; and management's ability to anticipate and manage the foregoing factors and risks. Many of these risks and uncertainties are described in Grande Cache Coal's Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

FINANCIAL OVERVIEW

(millions of dollars)	March 31 2005	March 31 2004	March 31 2003
Balance Sheet			
Total assets	100.2	5.6	4.6
Long-term liabilities	2.3	0.1	0.1
Shareholders' equity	79.9	5.0	4.3

(millions of dollars, except per share amounts)	2005	2004	2003
Income Statement			
Revenue	17.6	–	–
Cost of sales	30.5	–	–
Net loss	(18.9)	(1.2)	(0.4)
Basic and diluted net loss per share	(0.56)	(0.23)	(0.16)

(millions of tonnes, except per tonne amounts)	2005	2004	2003
Statistics			
Clean coal production	0.4	–	–
Coal sales	0.3	–	–
Average sales price (CAN$/tonne)	63	–	–
Average cost of sales (CAN$/tonne)	115	–	–

Grande Cache Coal commenced coal production and sales in 2005. As the Corporation was in the development stage in prior periods, there are no comparative figures for results of operations.





RESULTS OF OPERATIONS

REVENUE

The Corporation earned revenue of $16.8 million on 0.3 million tonnes of coal sales for the year ended March 31, 2005. The Corporation commenced domestic sales in October 2004 and export sales in November 2004, and accordingly no revenue was earned in the prior year.

The average sales price achieved in 2005 on U.S. dollar denominated sales was U.S.$61. Including domestic thermal coal sales, the overall average Canadian sales price was $63. At March 31, 2005, the Corporation had 0.1 million tonnes of coal at port awaiting customer vessels.

Interest and other revenue received in 2005 was $0.8 million consisting primarily of interest earned on short-term investments.

COST OF SALES

Total cost of sales for the year was $30.5 million, or $115 per tonne. This consisted of cost of product sold of $26.2 million ($99 per tonne) and distribution costs of $4.3 million ($16 per tonne). Start-up delays, cost overruns and a high strip ratio in the surface mine were experienced during the year. The current competitive environment found in the Canadian resource industry for the services of consultants, contractors and equipment and service providers also contributed to the high cost of sales experienced by the Corporation during 2005.

The Corporation has remained focused on reducing the cost of product sold. Productivity rates from the surface mining contractor's fleet of mining equipment on site have been improving, but have not met expectations, and the volumes of waste and raw coal moved continue to be below satisfactory levels. The Corporation continues to work with the surface mining contractor to improve productivities and unit costs in the surface mine.

The underground mining operation experienced production rates that increased over the course of the fourth quarter as mining equipment was put into operation, operator training was completed and conditions improved. Production rates are continuing to increase, resulting in declining unit costs.

The Corporation has seen improvements in rail service and at March 31, 2005, the Corporation had 0.1 million tonnes of inventory at the port awaiting customer vessels.

OTHER EXPENSES

General and administrative expenses of $4.9 million in 2005 included customary overhead charges as well as non-recurring charges related to the initial start-up of operations including internal labour, equipment rental and miscellaneous supplies that were not capitalized. Year to date stock-based compensation charges included in general and administrative expenses totaled $1.0 million and foreign exchange losses totaled $0.1 million.

General and administrative expenses totaled $1.2 million in 2004 and included $0.6 million of stock-based compensation charges.

Depreciation, depletion and accretion charges were $0.9 million in 2005. Depreciation and depletion charges increased substantially in the fourth quarter of the year as some of the Corporation's capital programs were completed and asset utilization approached normal operating levels.

Interest expense for the twelve months to March 31, 2005, was $0.1 million and relates to the note payable outstanding during the year.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2005, the Corporation's cash and cash equivalents position was $35.5 million. The Corporation's cash position increased by $35.1 million in 2005 from $0.3 million in 2004. Financing activities contributed cash of $97.1 million primarily as a result of the Corporation's initial public offering of common shares and private placement of units. Investing activities resulted in a cash use of $41.3 million, and operations resulted in a decrease in cash position of $20.6 million.

Financing activities resulted in cash additions of $97.1 million in 2005, consisting of gross proceeds of $99.1 million on the issuance of share capital, share issuance costs of $6.0 million, proceeds on the issuance of a note payable of $5.3 million and repayment of $1.2 million of the note payable. Net proceeds of $53.3 million were received on issuance of share capital from completion of the Corporation's initial public offering on May 12, 2004 and net proceeds of $37.7 million were received from completion of the Corporation's private placement on February 25, 2005. Net proceeds received from the initial public offering and private placement were used to equip, mobilize and commence production from the Corporation's mining operations and fund development and operating activities. In addition, an advance payment agreement entered into with a Japanese trading company in the first quarter generated proceeds of U.S.$4.0 million. During the year, U.S.$1.0 million was repaid and the outstanding amount was secured by a letter of credit. The balance of the advance must be repaid by September 30, 2005. In 2004, financing activities resulted in a cash contribution of $1.2 million due mainly to proceeds on issuance of share capital of $1.4 million.




Grande Cache Coal Corporation 22

Investing activities accounted for a cash use of $41.3 million in the year. The Corporation spent $33.1 million on additions to capital assets, and $9.9 million was set aside to secure letters of credit. The net change in non-cash working capital related to investing activities was $1.6 million for the year. Expenditures on capital assets were for development activities and equipment purchases for the underground mine, mobilization of the surface mine, refurbishment of the processing plant and site facilities and a drilling program on the No. 8 mine property. Cash used in investing activities totaled $0.6 million in 2004.

Cash used in operating activities during the year was $20.6 million, due primarily to the Corporation's net loss of $18.9 million and the net change in non-cash working capital related to operations of $3.3 million. Operating activities in 2004 represented a use of cash of $0.4 million.

At March 31, 2005, the Corporation had sufficient cash and cash equivalents to fund working capital requirements and short-term development activities. The Corporation expects to maintain sufficient inventory levels to meet customer requirements and generate sufficient cash to fund working capital requirements in fiscal 2006. The Corporation is assessing the options available to fund No. 8 mine equipment purchases and development expenditures. The Corporation does not hold any long-term debt and there were no off balance sheet financing structures in place at March 31, 2005. The only long-term liability of the Corporation was asset retirement obligations with a present value of $2.3 million. These amounts are covered by a cash deposit of $0.1 million and letters of credit totaling $4.2 million provided to the Alberta Government, which are currently secured by cash.

In order to ensure the continued availability of, and access to, facilities and services to meet operational requirements, the Corporation has entered into multi-year agreements for the lease of coal properties, light vehicles and office space and for the provision of rail transportation. In addition, the Corporation must repay the balance of the note payable due under the advance payment agreement no later than September 30, 2005. Under contracts existing at March 31, 2005, future minimum amounts payable under these agreements are:

(millions of dollars)	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases	2.0	0.3	0.7	0.4	0.6
Purchase Obligations	2.2	1.1	1.1	-	-
Note Payable	3.6	3.6	-	-	-
Total Contractual Obligations	7.8	5.0	1.8	0.4	0.6

SUMMARY OF QUARTERLY RESULTS

(millions, except per unit amounts)	Q1	Q2	Q3	Q4	2005
Clean coal production (tonnes)	–	–	0.2	0.2	0.4
Coal sales (tonnes)	–	–	0.1	0.2	0.3
Average sales price (CAN$/tonne)	–	–	59	65	63
Average cost of sales (CAN$/tonne)	–	–	121	111	115
Revenue (dollars)	0.1	0.3	5.1	12.1	17.6
Net loss (dollars)	(0.5)	(2.2)	(6.0)	(10.2)	(18.9)
Basic and diluted net loss per share	(0.02)	(0.06)	(0.16)	(0.27)	(0.56)

The Corporation began sales in the third quarter of 2005. Transportation volumes increased over the course of the year, resulting in port inventory of 0.1 million tonnes at year end. Production and sales volumes are expected to increase substantially in 2006.

OUTLOOK

OPERATIONS

The Corporation is focused on improving productivities and reducing costs in each of the surface mine, the underground mine and the processing plant. Production levels are improving throughout the operations and a significant reduction in unit costs is expected as clean coal production and sales volumes increase, productivity improvements are realized and the surface mining strip ratio decreases. As the cost of sales declines, an average cost of sales of approximately $70 per tonne is anticipated for the upcoming fiscal year.

The rail service providers are addressing their capacity issues and implementing plans to increase productivity, reduce cycle times and add additional capacity to their fleets. Noticeable improvement in rail service has occurred in April and May, and the Corporation expects continuing improvements in rail service resulting in the ability to reach metallurgical coal sales of 1.7 million tonnes in the upcoming fiscal year.

The Corporation has initiated a feasibility study for the staged expansion of metallurgical coal production to four million tonnes per year. Sustaining and refurbishment capital expenditures and the cost of completion of the expansion feasibility study are expected to total $15 million in fiscal 2006.





A drilling program has been completed in the No. 8 mine area and a revised independent reserve statement is being finalized. The Corporation is currently refining the No. 8 mine plan and completing applications to obtain the final required regulatory approvals. The Corporation is anticipating that development activities in No. 8 mine will begin late in the current calendar year. As such, the Corporation has entered into letters of intent with a major equipment manufacturer for the purchase of a mining shovel and drill. From the time the initial deposit and order is placed, lead times for required equipment are expected to approximate 12 to 15 months. The Corporation is reviewing all available options for the acquisition of haul trucks, loaders, dozers and other support equipment and is in discussions with equipment manufacturers. Developmental work in the No. 8 mine is expected to begin with smaller contract equipment in advance of the mobilization of the Corporation's purchased equipment. The Corporation has also hired an experienced surface mining superintendent whose duties will include overseeing and implementing the No. 8 mine plan, as well as working with the surface mining contractor currently operating in the No. 12S B2 mine.

METALLURGICAL COAL MARKETS

The Corporation has agreed to supply approximately 1.3 million tonnes of metallurgical coal to Japanese and Korean customers at a price of U.S.$125 per tonne for the coal year beginning April 1, 2005. The Corporation has committed to sell an additional 0.2 million tonnes of metallurgical coal to other customers at similar prices. Also, during the upcoming coal year, the Corporation must complete shipments of the tonnes remaining on sales contracts for the coal year that ended March 31, 2005. This 0.3 million tonnes of carryover will be sold at an average price of U.S.$64.

Metallurgical coal prices are currently at record high levels that are not expected to change significantly over the course of the next year. The worldwide supply of metallurgical coal remains tight and demand extremely strong as international steel production remains high compared to historical levels. Throughout 2004 and 2005, global steel demand and production has continued to grow. Although certain steel producers are currently restraining production in consideration of temporarily increased steel inventory levels, it is believed that overall production will continue to increase as the demand for steel is expected to remain strong.

With limited hard coking coal available to meet the high demand, some steel producers have purchased interests in coal producers or entered into long-term contracts to secure a supply of coal adequate for their needs. However, due to equipment and transportation capacity constraints worldwide there has not yet been a significant increase in worldwide metallurgical coal supply. Lead times for certain mining equipment purchases can exceed one year, and the supply of tires and other parts is also limited. The shortage of skilled trades persons also constrains the addition of production capacity. The combination of these factors supports confidence in strong metallurgical coal prices for the next several years.

CAPITAL EXPENDITURES

Sustaining capital expenditures and continued refurbishment capital expenditures are expected to approximate $10 million in the 2006 fiscal year. The Corporation also anticipates capital expenditures of $5 million for completion of the ongoing expansion feasibility study.

The Corporation is in the process of completing reserve studies, mine plans and obtaining regulatory approvals for the No. 8 mine. It is anticipated that the Corporation will purchase a fleet of mining equipment to operate the mine, and as such has entered into letters of intent and placed initial cash deposits with a major equipment manufacturer for the purchase of a mining shovel and drill. Discussions are underway for the purchase of haul trucks, loaders, dozers and other support equipment. The Corporation will update capital spending plans related to the No. 8 mine upon completion of the detailed engineering studies.

OTHER INFORMATION

The Corporation has not entered into any off-balance sheet arrangements or other financial instruments at this time. Export trade credit insurance may be used in the future to provide security for non-payment on certain coal sale transactions.

As at June 7, 2005, there were 40,618,690 common shares issued and outstanding. As at June 7, 2005, the following share options were outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,325,000	441,667	$ 1.00	March 21, 2009
	200,000	125,000	$ 3.70	July 21, 2009
	75,000	25,000	$ 3.70	August 8, 2009
	205,000	75,000	$ 11.56	March 15, 2010
Total	1,805,000	666,667	$ 2.61	

There are also 1,471,000 warrants outstanding, exercisable at a price of $16.25 per share on or before February 27, 2006.

In the first quarter of 2005, prior to the Corporation's initial public offering, management fees of $0.02 million, which have been included in general and administrative expenses, were paid to companies owned by two directors of the Corporation. These transactions were in the normal course of business and were measured at the exchange amount, which was the consideration agreed to by the parties.





SUBSEQUENT EVENTS

In May 2005, 484,606 agents' warrants issued on the initial public offering were exercised at a price of $2.60 for cash proceeds of $1.3 million.

On April 12, 2005, the Corporation entered into letters of intent to purchase mining equipment and placed an initial deposit of U.S.$1.6 million with a major mining equipment manufacturer for the purchase of a mining shovel and drill. The total estimated cost of the equipment is U.S.$16 million pending final specification decisions.

ADDITIONAL INFORMATION

Additional information regarding the Corporation and its business operations, including the Corporation's Annual Information Form, is available on the Corporation's SEDAR company profile at www.sedar.com.

CRITICAL ACCOUNTING ESTIMATES

The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and in preparing these statements management must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The estimates and assumptions are believed to be reasonable under the circumstances and are based on historical experience and current conditions. The use of other assumptions could result in different estimates and actual results may vary from results based on these estimates. As events occur and additional information is obtained, these estimates may be subject to change. Estimates are deemed critical when the Corporation's financial condition or results of operations could be materially impacted by a change in estimate. The Corporation's significant accounting policies are discussed in note 2 of the consolidated financial statements. The following is a discussion of the critical accounting estimates used to determine the financial results of the Corporation.

CAPITAL ASSETS, DEPLETION AND IMPAIRMENT

Mineral properties and development assets include expenditures to acquire and develop mineral properties and reserves, as well as development costs incurred to develop new reserves in advance of commercial production. Depletion on producing properties is based on a unit of production based on proven and probable reserves of the respective coal leases.

The determination of coal reserves requires a number of assumptions and estimates, including geological sampling and modeling as well as estimates of future coal prices and future production costs. Estimates of the reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of coal and changes in estimates of the cost of production. Reserve estimates can have a significant impact on income, as they are a key component in the calculation of depletion. A change in the estimate of reserves could result in a change in the rate of depletion or in impairment of the assets.

The Corporation reviews the recoverability of the assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The test for impairment involves a significant number of estimates including future coal prices, future cost of production, reserve amounts, interest rates and future cost of capital. A change in these estimates could result in an impairment of the related assets resulting in a write down.

ASSET RETIREMENT OBLIGATIONS

The Corporation has adopted the standard for asset retirement obligations required by CICA Handbook Section 3110. The standard requires recognition of an asset and a liability for asset retirement obligations determined by estimating the fair value of the obligation at the balance sheet date. The total asset retirement obligation, calculated using estimates of the timing and amount of third party cash flows required for restoration, is discounted to its present value using the Corporation's credit adjusted risk-free rate and the corresponding amount is recognized by increasing the carrying amount of mineral properties. The carrying amount is depleted on units of production based on the proven and probable reserves of the coal leases. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to accretion expense in the period. Any change in the timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability, which then impacts depletion and accretion charges.

STOCK-BASED COMPENSATION

The Corporation uses the fair-value method of accounting for stock-based compensation related to share options for all awards granted, modified or settled. Under this method, compensation cost attributable to all share options granted is measured at fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. The Corporation has not incorporated an estimated forfeiture rate of share options that will not vest, rather, the Corporation accounts for actual forfeitures as they occur. In determining the fair value, the Corporation makes estimates for expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair-value of the stock-based compensation to be less than or greater than the amount recorded.





INITIAL ADOPTION AND CHANGES IN ACCOUNTING POLICIES

During 2005, as production and sales commenced the Corporation adopted accounting polices that were not previously applicable. All accounting policies adopted by the Corporation are in accordance with Canadian generally accepted accounting principles. Adoption of these policies had no impact on prior periods. The following new accounting policies have been adopted during the year.

RESTRICTED CASH

Restricted cash consists of cash set aside as security for letters of credits provided to government agencies and to service providers. Restricted cash is recorded at fair market value.

INVENTORY

Coal inventory is valued at the lower of average production cost and net realizable value. Production costs include contract mining, labour, operating materials and supplies, transportation costs and a relevant allocation of overhead including depreciation and depletion.

Materials inventory consists of parts, supplies and consumables, and is valued at the lower of cost and net realizable value.

DEPRECIATION AND DEPLETION

Depreciation of computer equipment and software is provided for using the declining balance method at rates ranging from 30% to 100% per annum. Depreciation of buildings and mining equipment is straight-line based on the useful life of the asset ranging from 4 to 20 years. Depletion on producing properties is based on a unit of production based on proven and probable reserves of the respective coal leases. Development costs are charged to depletion expense on a unit of production based on proven and probable reserves of the respective coal lease.

FOREIGN CURRENCY TRANSLATION

Foreign currency assets and liabilities are translated into Canadian dollars at the month-end exchange rate for monetary items and at the historical exchange rate for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses are included in income immediately.

REVENUE RECOGNITION

Product revenues are recognized when title passes to the customer. Seaborne coal sales revenues are generally recognized when the coal has been loaded on the vessel. Direct sales are recognized when the ownership of the coal is transferred to the customer. Interest and other revenue are recognized when earned.

COST OF PRODUCT SOLD

Cost of product sold represents the cost of coal production including contract mining and hauling, labour, operating materials and supplies, and a relevant allocation of overhead. Cost of product sold is charged against income at the time of sale.

DISTRIBUTION

Distribution includes the cost of transporting coal to port or direct to customers, port charges for storage and loading of coal onto vessels, testing charges, commission and demurrage. Distribution charges are charged against income at the time of sale.

TAXES

Taxes include Alberta crown royalties and federal large corporation tax. The Alberta crown royalty is based on a portion of product revenue, net of distribution expenses incurred. The large corporation tax is calculated based on a percentage of eligible capital.

Future income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the recovery or settlement of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets and liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on substantially enacted tax rates that are anticipated to apply in the period of realization.

RISK FACTORS

An investment in the Corporation's securities involves numerous risks and uncertainties, particularly due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and mining of, coal reserves. An investment in the Corporation's securities involves a high degree of risk that should only be made by persons who can afford the total loss of their investment. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this management's discussion and analysis, the annual consolidated financial statements and other public disclosures of the Corporation before making an investment decision.





MARKET RISKS

COMPETITION

The coal mining industry is competitive in all its phases. The Corporation competes with numerous other participants in the search for, and the acquisition of, coal properties and in the marketing of coal. The Corporation's competitors include coal mining companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects. Competitive factors in the distribution and marketing of coal include price and methods and reliability of delivery.

COAL PRICE AND VOLUME VOLATILITY

The Corporation's financial condition will be directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond the control of the Corporation including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates, political and economic conditions, and production costs in major coal producing regions. In the past, there have been periods of oversupply of metallurgical coal in the market, which have resulted in price decreases. An oversupply of metallurgical coal in world markets or a general downturn in the economies of any of the Corporation's significant markets would have a material adverse effect on the financial condition of the Corporation. The Corporation's dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions which is beyond the control of the Corporation. The combined effect of any or all of these factors on coal price or volume is impossible for the Corporation to predict. If realized coal prices fall below the full cost of production of any of the Corporation's operations and remain at such level for any sustained period, the Corporation will experience losses and may decide to discontinue that operation forcing the Corporation to incur closure and/or care and maintenance costs, as the case may be.

DEPENDENCE UPON THE STEEL INDUSTRY

Substantially all of the metallurgical coal that the Corporation produces is sold to steel producers. The steel industry's demand for metallurgical coal is affected by a number of factors including the cyclical nature of that industry's business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for metallurgical coal, which would have a material adverse effect upon the Corporation. Similarly, if less expensive ingredients could be used in substitution for metallurgical coal in the integrated steel mill process, the demand for metallurgical coal would materially decrease, which would also materially and adversely affect the Corporation.

OPERATIONAL RISKS

EXPLORATION, DEVELOPMENT AND PRODUCTION

Coal mining operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce coal. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that additional commercial quantities of coal will be discovered or acquired by the Corporation.

Establishment of a coal reserve and development of a coal mine does not assure a profit on the investment or recovery of costs. In addition, mining hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Coal exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as environmental hazards and industrial accidents, each of which could result in substantial damage to mines, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice for an operational mining company, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Coal mining operations are also subject to all the risks typically associated with such operations, including encountering unexpected mining conditions, pit wall slides and pit flooding. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.





STAGE OF DEVELOPMENT

The Corporation does not have a significant operating history. The Corporation is not currently operating profitably and has never earned a profit. As a result, there can be no assurance that the Corporation will be able to develop and operate its properties, or any one of them, profitably, or that its activities will generate positive cash flow. As a result of the Corporation's lack of operating history, it faces many of the risks inherent in starting a new business.

Coal exploration and mining involves a high degree of risk. The amounts attributed to the Corporation's interest in its properties reflected in its financial statements represent acquisition and exploration and development expenses and should not be taken to represent realizable value. Hazards such as unusual or unexpected mining conditions are involved.

Fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines. Unknowns with respect to market demand, coal pricing and mining conditions are involved. Existing and future environmental laws may cause additional expenses and delays in the Corporation's activities, and they may render the Corporation's properties uneconomic. The Corporation has limited liability insurance, and may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Corporation's financial position.

COAL TRANSPORTATION

The majority of coal that is produced by the Corporation is exported outside of North America. The Corporation's mines are located over 1,000 kilometres from seaports and are all serviced by a single rail system. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation and other costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. A substantial portion of the coal production from Grande Cache Coal is transported to port facilities by Savage Alberta Railway Inc. and Canadian National Railway Company ("CN") and loaded on to vessels in Vancouver at Westshore Terminals Ltd. Contractual disputes, rail and port capacity issues, prolonged labor stoppages, availability of vessels, weather problems or other factors that prevent Savage Alberta Railway Inc., CN or Westshore Terminals Ltd. from providing their services could seriously impact the Corporation's financial condition. In addition, significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production above realized coal prices. To the extent such increases are sustained, the Corporation could experience losses and may decide to discontinue production, forcing it to incur closure and/or care and maintenance costs, as the case may be.

SHORTAGE OF MINING EQUIPMENT AND OPERATING SUPPLIES

The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. As a result, future operations could be adversely affected if the Corporation encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that the Corporation is unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected.

FOREIGN CURRENCY EXCHANGE RATES

The Corporation's operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since the vast majority of the Corporation's operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce the Corporation's realized Canadian dollar-selling price thereby reducing the profitability of Grande Cache Coal and such reduction could be material. In addition, the relative exchange rate fluctuation between the Canadian dollar and the currencies of the Corporation's international competitors will impact the ability of Grande Cache Coal's products to compete in foreign markets.

DEPENDENCE ON MAJOR CUSTOMERS

The metallurgical coal industry is characterized by a relatively small number of customers worldwide. A loss of, or a significant reduction in, purchases by any of the Corporation's largest customers could adversely affect the Corporation's revenue.

TITLE TO ASSETS

The Corporation's properties may be subject to native land claims or government regulations. Although title reviews may be conducted prior to the purchase of coal properties, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Corporation's claim which could result in a reduction or extinguishment of the revenue received by the Corporation.

RESERVE ESTIMATES

While the estimates of the Corporation's reserves have been prepared in accordance with industry standards and applicable law based on information which the Corporation believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves. For example, the estimation of reserves in accordance with applicable standards involves a determination of economic recovery of minerals, which in turn requires the Corporation to make assumptions regarding the future price of the Corporation's products and the cost of recovery, as well as other factors that are beyond the Corporation's control. Market price fluctuations for coal as well as increased production costs or reduced recovery rates, may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves. Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying





stripping ratios and the processing of new or different coal qualities, may adversely affect the Corporation's future results of operations and financial condition.

For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of the Corporation's reserves, may vary materially from estimates. The estimates of reserves therefore may not accurately reflect the Corporation's actual reserves and may need to be restated in the future.

The Corporation's profitability will depend substantially on its ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. The Corporation will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of the Corporation.

The Corporation has extensive coal properties that are undeveloped. Authorization from federal, provincial or state governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that the Corporation will be able to obtain the necessary authorizations to develop resource properties in the future and this may adversely affect the Corporation's future results of operations and financial condition.

MINING RISKS AND INSURANCE

The Corporation's exploration, development and mining operations are subject to conditions beyond the Corporation's control which can affect the cost of exploration, development and mining at particular sites for varying lengths of time. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. In this regard, the Corporation maintains insurance against risks that are typical in the mining industry. In addition, Grande Cache Coal has insured its physical assets and purchased liability insurance at levels it believes to be reasonable. However, there is no guarantee that such insurance coverage will be adequate in all cases. The payment of uninsured liabilities would reduce the funds available to Grande Cache Coal. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have the material adverse effect on the Corporation's financial position, results of operations or prospects.

Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not available at reasonable economic rates to the Corporation or to other companies within the industry. To the extent that the Corporation is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to Grande Cache Coal. Should the Corporation be unable to fully fund the cost of remedying an environmental problem, the Corporation may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

DIVIDENDS

To date, the Corporation has not paid any dividends on the outstanding common shares. Any decision to pay dividends on the common shares will be made by the Board of Directors on the basis of the Corporation's earnings, financial requirements and other conditions existing at such future time.

PERSONNEL

None of Grande Cache Coal's personnel are currently unionized, however, some or all of such personnel may become unionized. In addition, the contract miner at the No. 12S B2 mine and the rail carriers and port facilities on which the Corporation is dependent to deliver coal to its customers are unionized. Strikes, lockouts or other work stoppages or slow-downs involving the unionized employees of its contract miner at the No. 12S B2 mine or those of its key service suppliers could have a material adverse effect upon Grande Cache Coal's revenues.

In addition, the Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Grande Cache Coal does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the coal mining industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

GOVERNMENT REGULATIONS

CHANGES IN LEGISLATION

There can be no assurance that income tax laws, royalty regulation and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects the Corporation. There can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favor the Corporation's competitors leading to reduced international coal prices and demand for coal products that the Corporation intends to produce.





GOVERNMENT REGULATIONS

Government authorities regulate the coal mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. This legislation has had, and will continue to have, a significant effect on the Corporation's operations and competitive position. Future legislation may also adversely impact the Corporation's operations by hindering the Corporation's mining operations or by increasing its costs. The Corporation's lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining of and exploration of mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of the Corporation's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Corporation must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

The burning of coal results in the production of various combustion products including sulphur oxides, nitrous oxides and carbon dioxide. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Canada, as a party to the International Convention on Climate Change, has stated its intention to reduce overall greenhouse gas emissions to 6% less than 1990 levels by no later than 2012. Many other countries are also party to the International Convention on Climate Change and have announced similar intentions to limit greenhouse gas emission. The carrying out of these intentions could reduce demand for the Corporation's coal products which in turn could have a material adverse effect on the Corporation's future results of operations and financial condition.

PERMITS AND PERMITTING PROCESS

Mining companies must obtain numerous permits, licenses and approvals that strictly regulate access, environmental and health and safety and other matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances. Also private individuals and the public at large possess rights to comment on and otherwise engage in the permitting, licensing and approval process, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by the Corporation to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the Corporation's ability to conduct its mining operations or to do so profitably.

UNITED NATIONS FRAMEWORK CONVENTION ON CLIMATE CHANGE

Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors. While the United States has decided that it will not ratify the Kyoto Protocol, an international agreement which sets limits on greenhouse gas emissions from certain signatory countries, the Canadian Parliament has voted to ratify this agreement. Should this agreement enter into force, Canada will be committed to limiting its net greenhouse gas emissions to 6% below the levels emitted in 1990. Recent statements from the federal government indicate that no particular industry sector will be discriminated against under the agreement. Canada's current level of greenhouse gas emissions significantly exceeds the agreed to limit.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of the Corporation will depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs contemplated or their potential effects on the operations of the Corporation. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions may affect the demand for coal as well as increase production and transportation costs.

ENVIRONMENTAL

All phases of the coal mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with coal mining operations. The legislation also requires that mines and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects.





CREDIT RISK

ADDITIONAL FUNDING REQUIREMENTS

The Corporation anticipates making capital expenditures for the development of the coal leases acquired as well as capital expenditures to enhance the production of the current producing coal leases. The Corporation may have to obtain additional debt or equity financing to the extent that the capital expenditures are not funded by internally generated cash flow. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

CONFLICTS OF INTEREST

Certain directors of the Corporation are also directors of other mineral resource companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the *Business Corporations Act (Alberta)*.

management's report

The accompanying consolidated financial statements and related financial information in the annual report are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts that reflect management's judgment and estimates. Financial information contained elsewhere in this annual report is consistent with that found in the consolidated financial statements.

Management has developed and maintains systems of accounting, disclosure and internal control in order to provide reasonable assurance as to the reliability of the financial records and the safeguard of assets. Policies and procedures are maintained to support the control systems and include a code of business conduct.

Collins Barrow Calgary LLP, independent external auditors appointed by the shareholders, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the shareholders.

The Board of Directors of the Corporation has established an Audit Committee, consisting of three non-management directors. The Audit Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board of Directors for approval. The independent auditors have full and free access to the Audit Committee. The Audit Committee reviews annual and interim consolidated financial statements and Management's Report and Analysis, as well as the Corporation's Annual Information Form prior to their release.

Robert H. Stan
President and Chief Executive Officer

Thomas E. Pierce
Vice-President, Finance and Chief Financial Officer

May 16, 2005





auditors' report

To the Shareholders
Grande Cache Coal Corporation

We have audited the consolidated balance sheets of Grande Cache Coal Corporation as at March 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years ended March 31, 2005 and 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Collins Barrow Calgary LLP
Chartered Accountants

Calgary, Alberta
May 16, 2005

consolidated balance sheets

(thousands of Canadian dollars)	As at March 31 2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 35,455	$ 337
Restricted cash (note 3)	9,666	–
Accounts receivable and prepaid expenses	4,954	55
Inventory (note 4)	10,838	–
	60,913	392
Deposit for future reclamation expenditures	82	82
Capital assets (note 5)	39,225	4,796
Other assets (note 6)	–	315
	$ 100,220	$ 5,585
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,302	$ 464
Notes payable (note 7)	3,647	–
	17,949	464
Asset retirement obligations (note 8)	2,338	77
	20,287	541
SHAREHOLDERS' EQUITY		
Share capital (note 9)	99,751	7,189
Contributed surplus	1,275	9
Deficit	(21,093)	(2,154)
	79,933	5,044
	$ 100,220	$ 5,585

See accompanying notes to the consolidated financial statements.

Robert G. Brawn
Chairman of the Board

Donald J. Douglas
Director





consolidated statements of loss and deficit

(thousands of Canadian dollars, except per share amounts)	Years Ended March 31 2005	2004
REVENUE		
Sales	$ 16,822	$ -
Interest and other	827	1
	17,649	1
EXPENSES		
Cost of product sold	26,222	-
Distribution	4,259	-
General and administrative (note 10)	4,908	1,194
Interest on notes payable (note 7)	125	4
Depreciation, depletion and accretion	895	11
	36,409	1,209
Net loss before taxes	(18,760)	(1,208)
Taxes (note 13)	(179)	-
Net loss	(18,939)	(1,208)
Deficit, beginning of period	(2,154)	(946)
Deficit, end of period	$ (21,093)	$ (2,154)
Net loss per share (note 11)		
Basic and diluted	$ (0.56)	$ (0.23)

See accompanying notes to the consolidated financial statements.

consolidated statements of cash flows

(thousands of Canadian dollars)	Years Ended March 31 2005	2004
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss	$ (18,939)	$ (1,208)
Items not affecting cash		
Stock-based compensation (note 12)	1,004	617
Unrealized foreign exchange gain	(253)	-
Depreciation, depletion and accretion	895	11
Other	-	(1)
	(17,293)	(581)
Net change in non-cash working capital relating to operating activities	(3,314)	138
	(20,607)	(443)
FINANCING ACTIVITIES		
Proceeds on issuance of share capital (note 9)	99,097	1,374
Proceeds on issuance of notes payable (note 7)	5,335	-
Repayment of notes payable (note 7)	(1,186)	(116)
Initial public offering costs (note 6)	-	(315)
Share issuance costs (note 9)	(5,959)	(10)
Net change in non-cash working capital relating to financing activities	(197)	263
	97,090	1,196
INVESTING ACTIVITIES		
Additions to mineral properties and development	(12,535)	(540)
Additions to buildings and equipment	(20,527)	(14)
Restricted cash (note 3)	(9,872)	-
Net change in non-cash working capital relating to investing activities	1,612	(61)
	(41,322)	(615)
Effect of foreign exchange on cash and cash equivalents	(43)	-
Increase in cash and cash equivalents	35,118	138
Cash and cash equivalents, beginning of period	337	199
Cash and cash equivalents, end of period	$ 35,455	$ 337

Supplemental cash flow information:		
Interest paid	$ 125	$ 4
Taxes paid	104	-

See accompanying notes to the consolidated financial statements





notes to consolidated financial statements

(thousands of Canadian dollars)

1. NATURE OF OPERATIONS

Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation that produces metallurgical coal for the export market from Grande Cache Coal Corporation's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west central Alberta.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting polices summarized below:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its inactive wholly-owned subsidiary, Smoky River International Inc.

MANAGEMENT ESTIMATES

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to asset retirement obligations, stock based compensation, depletion, depreciation, and an asset impairment test calculation for mineral properties and deferred development. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in future periods could be material.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of amounts on deposit with banks and other highly liquid investments with a maturity at the time of purchase of three months or less. Cash and cash equivalents are recorded at cost, which approximates market value.

RESTRICTED CASH

Restricted cash consists of cash set aside as security for letters of credits provided to government agencies and to service providers. Restricted cash is recorded at fair market value.

INVENTORY

Coal inventory is valued at the lower of average production cost and net realizable value. Production costs include contract mining, labour, operating materials and supplies, transportation costs and a relevant allocation of overhead including depreciation and depletion.

Materials inventory consists of parts, supplies and consumables, and is valued at the lower of cost and net realizable value.

MINERAL PROPERTIES AND DEVELOPMENT

The Corporation has acquired eight crown coal leases in the Grande Cache, Alberta area, each for a term of 15 years. The recoverability of the amounts recorded for mineral properties and development costs are dependent on the existence of economically recoverable reserves and future profitable production from the mineral properties.

Mineral properties and development include expenditures to acquire and develop mineral properties and reserves. Development costs incurred to develop new reserves in advance of commercial production are capitalized. Exploration costs that relate to specific properties for which economically recoverable reserves have been established are capitalized.

Mineral properties and development costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When the net carrying value of the mineral properties, less their related provision for asset retirement obligations, exceeds the estimated undiscounted future net cash flows together with their residual values, the mineral properties are written down to their fair value.

DEPRECIATION AND DEPLETION

Depreciation of computer equipment and software is provided for using the declining balance method at rates ranging from 30% to 100% per annum. Depreciation of buildings and equipment is straight-line based on the useful life of the asset ranging from 4 to 20 years. Depletion on producing properties is calculated using a unit of production method based on proven and probable reserves of the respective coal leases. Development costs are charged to depletion expense on a unit of production method based on proven and probable reserves of the respective coal leases.





ASSET RETIREMENT OBLIGATIONS

The value of the liabilities for asset retirement obligations is recognized in the period they are incurred, discounted to its present value using the Corporation's credit adjusted risk-free rate and the corresponding amount is recognized by increasing the carrying amount of mineral properties. The carrying amount is depleted on unit of production method based on the proven and probable reserves of the respective coal leases. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to accretion expense in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cash flows could also result in an increase or decrease in the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the obligation and the recorded liability is recognized as a gain or loss in the period in which the settlement occurs.

FOREIGN CURRENCY TRANSLATION

Foreign currency assets and liabilities are translated into Canadian dollars at the month-end exchange rate for monetary items and at the historical exchange rate for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses are included in income immediately.

REVENUE RECOGNITION

Product revenues are recognized when title passes to the customer. Seaborne coal sales revenues are generally recognized when the coal has been loaded on the vessel. Direct sales are recognized when the ownership of the coal is transferred to the customer. Interest and other revenue are recognized when earned.

COST OF PRODUCT SOLD

Cost of product sold represents the cost of coal production including contract mining and hauling, labour, operating materials and supplies, and a relevant allocation of overhead. Cost of product sold is charged against income at the time of sale.

DISTRIBUTION

Distribution includes the cost of transporting coal to port or direct to customers, port charges for storage and loading of coal onto vessels, testing charges, commission and demurrage. Distribution charges are charged against income at the time of sale.

TAXES

Taxes include Alberta crown royalties and federal large corporation tax. The Alberta crown royalty is based on a portion of product revenue, net of distribution expenses incurred. The large corporation tax is calculated based on a percentage of eligible capital.

Future income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the recovery or settlement of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets and liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on substantially enacted tax rates that are anticipated to apply in the period of realization.

STOCK-BASED COMPENSATION

The Corporation uses the fair-value method of accounting for stock-based compensation related to share options for all awards granted, modified or settled. Under this method, compensation cost attributable to all share options granted is measured at fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the share options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The Corporation has not incorporated an estimated forfeiture rate of share options that will not vest, rather, the Corporation accounts for actual forfeitures as they occur.

RECLASSIFICATION

Certain prior years' figures have been reclassified to conform to the presentation adopted in the current year.

3. RESTRICTED CASH

Cash secured letters of credit in the amount of $4,204 were provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $512 were provided to service providers and a cash secured letter of credit of U.S.$4,100 was provided as security for the notes payable.

4. INVENTORY

	March 31, 2005
Coal inventory	$ 10,478
Materials inventory	360
Total	$ 10,838





5. CAPITAL ASSETS

As at March 31, 2005	Cost	Accumulated depreciation and depletion	Net Book Value
Buildings and equipment	$ 22,380	$ 318	$ 22,062
Mineral properties and development	17,680	517	17,163
	$ 40,060	$ 835	$ 39,225

As at March 31, 2004	Cost	Accumulated depreciation	Net Book Value
Buildings and equipment	$ 1,437	$ 21	$ 1,416
Mineral properties and development	3,380	-	3,380
	$ 4,817	$ 21	$ 4,796

At March 31, 2005, $4,464 (2004 – $4,782) was capitalized for reserves, buildings, equipment, leasehold improvements, computer hardware and software that were not in use during the year. No depreciation has been taken on these assets.

The Corporation has acquired eight crown coal leases ("Leases") in the Grande Cache, Alberta area, each for a term of 15 years. The Corporation is committed, under the Lease terms, to paying an annual lease rental and a royalty on all coal recovered from these Leases during their respective terms. The Corporation is also required to meet certain milestones under these Lease agreements or the Crown can, at its sole discretion, terminate the Leases. During the year, all milestones were met by the Corporation.

6. OTHER ASSETS

At March 31, 2004, the Corporation was proceeding with an initial public offering and was anticipating applying to list the common shares on the Toronto Stock Exchange. All costs related to the initial public offering were recorded as other assets, pending completion of the transaction. Upon completion of the transaction in May 2004, all costs related to the offering were recorded against share capital as share issuance costs.

7. NOTES PAYABLE

The Corporation entered into a coal sale agreement dated April 13, 2004 with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation to be used by the Corporation for certain development activities and operations of its mining properties near Grande Cache, Alberta. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impact the carrying value of the note. Interest is payable on the outstanding balance at LIBOR plus 2% per annum, but in any event, shall not exceed U.S.$100 over the term of the advance.

As security for this advance, the Corporation granted the Trading Co. a letter of credit in the amount of U.S.$4,100 in the second quarter of 2005, replacing the demand debenture on all present and after-acquired property of the Corporation that had initially been granted. The Corporation must repay the advance not later than September 30, 2005 and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain discharge of the letter of credit.

Interest expense on the note of $125 was recorded in the current year.

Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the current year, U.S.$985 of principal and U.S.$100 of interest charges were repaid.

8. ASSET RETIREMENT OBLIGATIONS

Future asset retirement obligations were estimated by management based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $2,338 (2004 – $77), based on a total future liability of $5,695 (2004 – $79). The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% (2004 – 5.02%) depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

	2005	2004
Balance, beginning of year	$ 77	$ 73
Increase in liability	2,180	-
Accretion expense	81	4
Balance, end of year	$ 2,338	$ 77





9. SHARE CAPITAL

Authorized
Unlimited common shares
Issued

	2005		2004	
	Number (thousands)	Stated Value	Number (thousands)	Stated Value
COMMON SHARES				
Balance, beginning of year	6,067	$ 485	–	$ –
Class A common shares redesignated as common shares	–	–	6,067	485
Shares issued on initial public offering	22,000	57,200	–	–
Conversion of Series 1 preferred shares	8,400	6,825	–	–
Shares issued on private placement	2,942	40,011	–	–
Shares issued on exercise of warrants	725	2,277	–	–
Balance, end of year	40,134	$ 106,798	6,067	$ 485
SERIES 1 PREFERRED SHARES				
Balance, beginning of year	6,825	$ 6,825	–	$ –
Class B preferred shares redesignated as preferred shares	–	–	6,825	6,825
Conversion of series 1 preferred shares to common shares	(6,825)	(6,825)	–	–
Balance, end of year	–	$ –	6,825	$ 6,825
CLASS A COMMON SHARES				
Balance, beginning of year	–	$ –	175	$ 2
Shares issued for cash	–	–	11	–
Shares issued on private placement	–	–	30	–
Impact of share split	–	–	5,384	–
Shares issued for remuneration	–	–	467	483
Redesignated as common shares	–	–	(6,067)	(485)
Balance, end of year	–	$ –	–	$ –

CLASS B PREFERRED SHARES				
Balance, beginning of year	–	$ –	5,326	$ 5,326
Shares issued for cash	–	–	374	374
Shares issued on private placement	–	–	1,000	1,000
Shares issued on options exercised	–	–	125	125
Redesignated as preferred shares	–	–	(6,825)	(6,825)
Balance, end of year	–	$ –	–	$ –
		106,798		7,310
Less: Share issuance costs		7,047		121
		$ 99,751		$ 7,189

On May 12, 2004, the Corporation completed its initial public offering of 22.0 million common shares at a price of $2.60 per common share for gross proceeds of $57,200. This included the full exercise by the agents of their over-allotment option to sell an additional 2.0 million common shares. Net proceeds to the Corporation, after deducting the agents' fee of $3,146 and cash costs of the offering of $769 were $53,285.

Following the completion of the offering, all issued and outstanding Series 1 preferred shares were exchanged into common shares at a conversion factor of 1.23 common shares for each preferred share. Holders of Series 1 preferred shares were not entitled to any accrued and unpaid cumulative dividends up to the date of exchange.

On February 25, 2005, the Corporation completed the private placement of 2.9 million units at an issue price of $13.60 per unit for gross proceeds of $40,011. This included the full exercise by the underwriters of their over-allotment option to purchase an additional 0.4 million units. Each unit consisted of one common share and one half of one common share purchase warrant of the Corporation, each whole common share purchase warrant entitling the holder to acquire one common share of the Corporation at a price of $16.25 per share on or before February 27, 2006. Net proceeds to the Corporation were $37,654, after deducting the underwriters' fee of $2,201 and cash costs of the offering of $156.

WARRANTS

On May 12, 2004, the Corporation issued agents' warrants to purchase 1.21 million common shares at an exercise price of $2.60 per share for a period of 12 months from the closing date of the initial public offering. The fair value of each warrant issued is estimated on the date of the issuance using the Black Scholes pricing model, using an estimated volatility at the time of the grant of 50%, risk free interest rate of 3% and expected life of one year. The non-cash stock based compensation expense of the agents' warrants of $653, was recorded as a share issuance cost.



During the year 725 thousand agents' warrants were exercised for cash proceeds of $1,886. On exercise of these warrants, $391 was credited to share capital from contributed surplus.

Upon closing of the private placement on February 25, 2005, the Corporation issued warrants to purchase 1,471 million common shares at an exercise price of $16.25 per share on or before February 27, 2006. No value was attributed to the warrants.

The following transactions occurred during the year ended March 31, 2004:

- The Corporation received subscriptions for 30,000 class A common shares and 1,000,000 class B preferred shares for total proceeds of $1,000.
- The class A common shares were split on the basis of 25.94 class A common shares for each previously issued class A common share.
- The Corporation issued 466,667 common shares at an assigned price of $1.03 per share to satisfy contingent remuneration totaling $483.
- During the year ended March 31, 2002, the Corporation granted 125,000 share options to directors to acquire class B preferred shares at an exercise price of $1 per share, which was to be satisfied through the provision of services to be contributed by the option holders. These options vested upon grant and expired January 2, 2005. During the year ended March 31, 2004, all options were exercised for $Nil cash proceeds to the Corporation, in lieu of the provision of services. A compensation cost of $125 was recorded as an expense in the period.
- A class of shares of the Corporation designated as common shares, unlimited in number, was created and the issued and outstanding class A voting common shares of the Corporation were redesignated as common shares of the Corporation. The class A common shares were cancelled.
- A class of shares of the Corporation designated as preferred shares, unlimited in number, issuable in series, was created. The first series of preferred shares designated as exchangeable redeemable preferred shares, limited to 7,500,000 shares was created. The issued and outstanding class B preferred shares of the Corporation were subsequently redesignated as Series 1 preferred shares. The class B preferred shares were cancelled.



10. GENERAL AND ADMINISTRATIVE

General and administrative expenses in the year consist of customary overhead charges, as well as non-recurring charges related to the initial start-up of operations including internal labour, equipment rental and miscellaneous supplies that were not capitalized. Also included are non-cash charges of $1,004 (2004 – $617) for stock-based compensation (note 12) and a $101 (2004 – $Nil) loss for foreign exchange.

11. NET LOSS PER SHARE

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the net loss per share amount.

(thousands, except per share information)	2005	2004
Weighted average shares outstanding – basic and diluted		
Weighted average before stock split	33,697	203
Effect of stock split (note 9)	–	5,063
Weighted average shares outstanding	33,697	5,266
Net loss	$ (18,939)	$ (1,208)
Net loss per share:		
Basic and diluted	$ (0.56)	$ (0.23)

12. STOCK-BASED COMPENSATION

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Share options granted under the plan may have a term of up to ten years and are subject to vesting periods determined by the Board of Directors. The number of shares authorized for option grants is limited to 3.6 million options.

Total stock-based compensation expense included in general and administrative expenses for the year was $1,004 (2004 – $617) and was a result of the Corporation's share option plan.

At March 31, 2004, 1.40 million options to purchase common shares at an exercise price of $1.00 per share were outstanding. The options have a term of five years and vest in equal amounts over three years. On July 30, 2004, 75 thousand of these options were cancelled.





Options to purchase 200 thousand common shares at an exercise price of $3.70 per share were granted to directors and employees of the Corporation under the Corporation's share option plan on July 22, 2004. The options have a five year term and were priced at the trading price of the Common Shares on the date of the grant. Options to purchase 125 thousand of the common shares vested immediately and options to purchase 75 thousand of the common shares are subject to a two year vesting period.

Options to purchase 75 thousand common shares at an exercise price of $3.70 per share were granted to employees and an officer of the Corporation under the Corporation's share option plan on August 9, 2004. The options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Options to purchase 25 thousand of the common shares vested immediately and options to purchase 50 thousand of the common shares are subject to a two year vesting period.

Options to purchase 205 thousand common shares at an exercise price of $11.56 per share were granted to directors, an officer and employees of the Corporation under the Corporation's share option plan on March 14, 2005. The options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Options to purchase 75 thousand of the common shares vested immediately and options to purchase 130 thousand of the common shares are subject to a two year vesting period.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 50%, risk-free interest rates of 3% and expected lives of five years.

Details of the options outstanding are as follows:

(thousands of shares)	COMMON SHARES Number	COMMON SHARES Weighted Average Exercise Price	PREFERRED SHARES Number	PREFERRED SHARES Weighted Average Exercise Price
Outstanding – March 31, 2003	–	$ –	125	$ 1.00
Granted	1,400	1.00	–	–
Cancelled	–	–	–	–
Exercised	–	–	(125)	1.00
Outstanding – March 31, 2004	1,400	$ 1.00	–	$ –
Granted	480	7.06	–	–
Cancelled	(75)	1.00	–	–
Exercised	–	–	–	–
Outstanding – March 31, 2005	1,805	$ 2.61	–	$ –

Details of the options exercisable at March 31, 2005 are as follows:

(thousands of shares)	COMMON SHARES Number	COMMON SHARES Weighted Average Exercise Price
	442	$ 1.00
	150	3.70
	75	11.56
	667	$ 2.80

Of the options outstanding, 1.6 million options expire in 2009 and the remaining 205 thousand options expire in 2010.




Grande Cache Coal Corporation 56

13. TAXES

The Corporation is required to pay Alberta crown royalties on net product revenues. The royalty expense for the year ended March 31, 2005 was $126 (2004 – $Nil). Also included is large corporation tax of $53 for the year (2004 – $Nil).

The Corporation has a future income tax asset of $8,632 that has not been recognized. The components of the future tax asset are as follows:

	2005	2004
Temporary differences related to buildings and equipment and mineral properties and development	$ (1,621)	$ (1,144)
Asset retirement obligations	773	27
Share issuance costs	2,065	20
Non-capital loss carryforwards	7,415	1,569
Valuation allowance	(8,632)	(472)
	$ –	$ –

Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial income tax rates of 37.12% (2004 – 40.62%) to the net loss before taxes, as follows:

	2005	2004
Expected income tax recovery	$ 6,964	$ 490
Decrease resulting from:		
Resource allowance	(1,136)	(75)
Stock based compensation	(373)	(251)
Tax rate reductions	(74)	(7)
Other	(6)	(1)
Non deductible crown payments	27	(7)
Future income tax recovery not recognized	(5,402)	(149)
	$ –	$ –

The Corporation has non-capital losses for income tax purposes totaling approximately $19,976 (2004 – $3,862) which may be carried forward and applied against taxable income of future years, expiring as to $479 in 2008, $981 in 2009, $1,081 in 2010, $1,870 in 2011 and $15,565 in 2012.

14. FINANCIAL INSTRUMENTS

FAIR VALUES

The fair values of term deposits, accounts receivable, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short-term maturity of these financial instruments.

15. COMMITMENTS

In order to ensure the continued availability of, and access to, facilities and services to meet operational requirements, the Corporation has entered into multi-year agreements for the lease of coal properties, vehicles and office space as well as a provision of rail transportation. Under contracts existing at March 31, 2005, future minimum amounts payable under these agreements are summarized below:

2006	$ 1,366
2007	$ 1,376
2008	$ 233
2009	$ 213
2010 and thereafter	$ 1,017

16. ECONOMIC DEPENDENCE

All of the Corporation's export coal is transported by Canadian National Railway Company and Savage Alberta Railway Inc. and loaded onto vessels at Vancouver by Westshore Terminals Ltd. There are limited alternatives for these services and securing alternatives could increase distribution costs. Interruption of rail or port services would limit the Corporation's ability to operate.





17. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2005, prior to the Corporation's initial public offering, management fees of $23 (2004 – $353), which have been included in general and administrative expenses, were paid to companies owned by two directors of the Corporation.

During the year ended March 31, 2004, 366,334 common shares of the Corporation were issued at an assigned price of $1.03 per share to a company indirectly owned by two directors of the Corporation and their spouses to satisfy contingent remuneration agreements. An expense of $379 was recorded in general and administrative expenses.

These transactions were in the normal course of business and were measured at the exchange amount, which was the consideration agreed to by the parties.

18. SUBSEQUENT EVENTS

In May 2005, 484,606 agents' warrants issued on the initial public offering were exercised at a price of $2.60 per share for cash proceeds of $1,260.

On April 12, 2005, the Corporation entered into letters of intent to purchase mining equipment and placed an initial deposit of U.S.$1.6 million with a major mining equipment manufacturer for the purchase of a mining shovel and drill. The total estimated cost of the equipment is U.S.$16 million pending final specification decisions.

corporate information

Directors

Robert G. Brawn [1][2][3]
Chairman, Grande Cache Coal Corporation
President, 738831 Alberta Ltd.

Barry T. Davies [2]
President, Westpine Inc.

Donald J. Douglas [1][2]
President and CEO, United Inc.

Donald R. Seaman [1][2][3]
President, D.R.S. Resources Investments Inc.

Robert H. Stan
President and CEO, Grande Cache Coal Corporation

(1) Member of the Audit committee
(2) Member of the Compensation committee
(3) Member of the Corporate Governance committee

Officers

Robert H. Stan
President and Chief Executive Officer

Eugene Wusaty
Vice President, Operations,
General Manager, and Chief Operating Officer

Thomas E. Pierce
Vice President, Finance and
Chief Financial Officer

Anita L. Roncin
Controller

Fred D. Davidson
Corporate Secretary

 This report is printed on recycled paper.

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photography by Arthur Veitch

Corporate Office

Grande Cache Coal Corporation
Suite 1610, 800 – 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Tel: 403-543-7070
Fax: 403-543-7092

Grande Cache Office
P.O. Box 8000
Grande Cache, Alberta T0E 0Y0
Tel: 780-827-4646
Fax: 780-827-4637

Bankers
Canadian Imperial Bank of Commerce

Legal Counsel
Burnet, Duckworth & Palmer LLP

Auditors
Collins Barrow Calgary LLP

Transfer Agent & Registrar
Computershare Trust Company of Canada
#600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Phone: 403-267-6884
Fax: 403-267-6529

Stock Exchange
Toronto Stock Exchange (TSX)
Symbol: GCE

Investor Relations
Rhonda M. Bennetto
Tel: 403-705-3803
rbennetto@gccoal.com

Web Site
www.gccoal.com





Grande Cache Coal Corporation

Grande Cache Coal Corporation
Suite 1610, 800 – 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Tel: 403-543-7070
Fax: 403-543-7092
www.gccoal.com

File No. 82-34802



GRANDE CACHE COAL CORPORATION

ANNUAL INFORMATION FORM
for the Fiscal Year Ended March 31, 2005

June 29, 2005

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION ADVISORY

This Annual Information Form contains forward-looking information relating, but not limited, to Grande Cache Coal Corporation's (the "**Corporation**" or "**Grande Cache**") expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This forward-looking information is given only as of the date of this Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to the following: operating costs and coal production levels; capital expenditure programs; the recoverable quantity of coal reserves; projections of commodity prices and costs; supply and demand for coal; expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development; expectations regarding the Corporation's ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; and treatment under governmental regulatory regimes and tax laws.

Shareholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be inaccurate. These factors include, but are not limited to: liabilities inherent in coal mine development and production; geological, mining and processing technical problems; the Corporation's inability to obtain required mine licenses, mine permits and regulatory approvals required in connection with mining and coal processing operations; dependence on third party coal transportation systems; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in commodity prices and exchange rates; changes in steel-making methods and other technological changes; the strength of various economies; difficulties inherent with selling in foreign countries; changes in the regulation in respect to the use of metallurgical coal; the effects of competition and pricing pressures in the metallurgical coal market; the oversupply of, or lack of demand for, metallurgical coal; currency and interest rate fluctuations; various events which could disrupt operations and/or the transportation of coal products, including labour stoppages and severe weather conditions; the demand for and availability of rail, port and other transportation services; the other factors discussed under "Risk Factors" in this Annual Information Form; and management's ability to anticipate and manage the foregoing factors and risks.

Information relating to the magnitude or quality of coal deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things: uncertainty involving geology of coal deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production, transportation or estimates of market prices for coal; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Corporation cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Corporation's public filings with the Canadian securities regulatory authorities, including its most recent management information circular, annual report, quarterly reports, material change reports and news releases. Copies of the Corporation's Canadian public filings are available at www.sedar.com. The Corporation further cautions that information contained on, or accessible through, this website is current only as of the date of such information and may be superseded by subsequent events or filings. Except as required by applicable securities laws, the Corporation undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information.

GENERAL GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following words and phrases shall have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**AMEC**" means AMEC Americas Ltd. of Calgary, Alberta;

"**AMEC Report**" means the independent report of AMEC quantifying the coal reserves and resources of the No. 8 Mine area dated June 29, 2005 and entitled "Grande Cache Coal Corporation, 8 Mine Area, Independent Q.P. Review and Technical Report";

"**Common Shares**" means the common shares in the capital of Grande Cache after giving effect to the Share Split and the reorganization of Grande Cache's share capital on March 22, 2004;

"**Corporation**" or "**Grande Cache**" means Grande Cache Coal Corporation;

"**EIA**" means an environmental impact assessment;

"**EPEA**" means the *Environmental Protection and Enhancement Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"**Escrowed Securities**" means 966,419 Common Shares and options to purchase an aggregate of 237,500 Common Shares deposited in escrow pursuant to the terms of the Regulatory Escrow Agreement and the Voluntary Escrow Agreement as more particularly described under the heading "Escrowed Securities";

"**Escrowed Securityholders**" means Robert Stan, Robert Brawn, Barry Davies, Donald Douglas, Donald Seaman, Thomas Pierce, Eugene Wusaty, Fred Davidson, Jetstream Capital Corporation, D.R.S. Resource Investments Inc. and Westpine Inc. who are each parties to the Regulatory Escrow Agreement and the Voluntary Escrow Agreement;

"**GAAP**" means Canadian generally accepted accounting principles;

"**GSC 88-21**" means the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada", J.D. Hughes, L. Klatzel-Mudry and D. J. Nikols, 1989;

"**McIntyre**" means the former McIntyre Mines Ltd.;

"**NI 43-101**" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

"**No. 7 Lease** " means Alberta Energy Coal Lease No. 1300090001, as amended, pursuant to which the Alberta Minister of Energy granted the Corporation the exclusive right to win, work and recover coal within No. 7 Lease Area, together with the right to remove from No. 7 Lease Area any coal recovered, until September 6, 2015 and renewable under and in accordance with the *Mines and Minerals Act* (Alberta), and subject to the terms and conditions prescribed by the Alberta Minister of Energy in relation to each renewal;

"**No. 8 Lease** " means Alberta Energy Coal Lease No. 1300090002, as amended, pursuant to which the Alberta Minister of Energy granted the Corporation the exclusive right to win, work and recover coal within No. 8 Lease Area, together with the right to remove from No. 8 Lease Area any coal recovered, until September 6, 2015 and renewable under and in accordance with the *Mines and Minerals Act* (Alberta), and subject to the terms and conditions prescribed by the Alberta Minister of Energy in relation to each renewal;

"**No. 12 Lease** " means Alberta Energy Coal Lease No. 1303010775, as amended, pursuant to which the Alberta Minister of Energy granted the Corporation the exclusive right to win, work and recover coal within No. 12S B2 Lease Area, together with the right to remove from No. 12S B2 Lease Area any coal recovered, until January 31, 2018 and renewable under and in accordance with the *Mines and Minerals Act* (Alberta), and subject to the terms and conditions prescribed by the Alberta Minister of Energy in relation to each renewal;

"**No. 16 Lease**" means Alberta Energy Coal Lease No. 1304020419, as amended, pursuant to which the Alberta Minister of Energy granted the Corporation the exclusive right to win, work and recover coal within No. 16 Lease Area, together with the right to remove from No. 16 Lease Area any coal recovered, until February 2, 2019 and renewable under and in accordance with the *Mines and Minerals Act* (Alberta), and subject to the terms and conditions prescribed by the Alberta Minister of Energy in relation to each renewal;

"**No. 7 Lease Area**" means the subsurface area or areas underlying the 608 hectares of the following land tracts: 6-08-057: 31N, SE, L3, L5, L6; 6-08-058: 6SW, L2; 6-09-057: 36NE, L8, L14, 6-09-058: 1S, L9-L12;

"**No. 8 Lease Area**" means the subsurface area or areas underlying the 496 hectares of the following land tracts: 6-08-058: 16L3, L4; 17S, NW; 18; 19L1;

"**No. 12S B2 Lease Area**" means the subsurface area or areas underlying the 224 hectares of the following land tracts: 6-09-058: 19NW; 30L3, L4; 6-10-058: 24NE, L14; 25L1-L3;

"**No. 16 Lease Area**" means the subsurface area or areas underlying the 2,576 hectares of the following land tracts: 6-09-058: 28L3-L5; 29N, L1, L8; 30NE, L14; 31; 32S; 6-09-059: 5SW; 6; 6-10-058: 36N, L8; 6-10-059: 1; 2NE, L13, L14; 9N; 10N, SE; 11; 12S; 15S; 16;

"**No. 7-4 Mine**" means the underground mine of the Corporation covered by No. 7 Lease;

"**No. 8 Mine**" means the proposed surface mine of the Corporation covered by No. 8 Lease;

"**No. 12S B2 Mine**" means the surface mine of the Corporation covered by No. 12 Lease;

"**No. 16 East Mine**" means the proposed surface mine of the Corporation covered by No. 16 Lease;

"**Norwest**" means Norwest Corporation, consulting mining engineers and geologists, of Calgary, Alberta;

"**Norwest Report**" means the independent report of Norwest quantifying the coal reserves and resources of the No. 12S B2 Mine area dated August 24, 2004 and entitled "Coal Geology, Resources and Reserves of the No. 12 Mine South B2 Pit Area, Smoky River Coalfield";

"**Project**" means the Grande Cache coal project covering the production of metallurgical coal from the development of mines on the Corporation's seven coal leases covering an aggregate of 15,280 hectares in the Smoky River Coalfield;

"**Regulatory Escrow Agent**" means Computershare Trust Company of Canada in its capacity as escrow agent pursuant to the terms of the Regulatory Escrow Agreement;

"**Regulatory Escrow Agreement**" means the escrow agreement dated as of May 12, 2004 among the Corporation, the Regulatory Escrow Agent and the Escrowed Securityholders in the form required by National Policy 46-201 as more particularly described under the heading "Escrowed Securities";

"**Series 1 Preferred Shares**" means the exchangeable redeemable preferred shares in the capital of Grande Cache after giving effect to the reorganization of Grande Cache's share capital on March 22, 2004, which shares were converted into Common Shares on a 1.2307600339-for-one basis on May 12, 2004;

"**Share Split**" means the split of the class "A" voting common shares of the Corporation on a 25.937208-for-one basis effective March 22, 2004;

"**SRCL**" means the former Smoky River Coal Limited;

"**TSX**" means the Toronto Stock Exchange;

"**Units**" means the units of Grande Cache which were sold to subscribers at a price of $100.03 per unit pursuant to prospectus exemptions under applicable securities legislation, each unit being comprised of 78 Common Shares and 100 Series 1 Preferred Shares after giving effect to the Share Split and the reorganization of Grande Cache's share capital;

"**Voluntary Escrow Agent**" means Burnet, Duckworth & Palmer LLP in its capacity as escrow agent pursuant to the terms of the Voluntary Escrow Agreement;

"**Voluntary Escrow Agreement**" means the escrow agreement dated as of May 12, 2004 among Salman Partners Inc., the Voluntary Escrow Agent and the Escrowed Securityholders as more particularly described under the heading "Escrowed Securities";

"**WIMC**" means Weir International Mining Consultants of Downers Grove, Illinois, United States; and

"**WIMC Report**" means the independent report of WIMC dated April 26, 2004 in respect of the No. 7-4 Mine area, the No. 8 Mine area and the No. 16 East Mine area comprising the Project as it then existed and entitled "Technical Report on the Proposed Grande Cache Coal Project prepared for Grande Cache Coal Corporation March 2004 Job No. 4802.A".

CONVENTIONS

Certain terms used herein are defined in the "General Glossary" and the "Glossary of Technical Terms". All historical financial information with respect to the Corporation has been presented in Canadian dollars in accordance with GAAP.

CURRENCY

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

CONVERSION FACTORS

Measurements in this Annual Information Form are generally given in metric units. The following table sets forth standard conversions between metric units of measure and imperial units of measure.

To Convert From	To	Multiply By
Cubic metres	cubic yards	1.308
Metres	feet	3.281
Kilometres	miles	0.621
Hectares	acres	2.471
Kilograms	pounds	2.205
Tonnes	long tons	0.984
KJ/kg	Btu/lb	0.430

GLOSSARY OF TECHNICAL TERMS

The following are definitions of certain of the geological terms and references contained in this Annual Information Form.

"**adit**" means a horizontal opening to access a coal seam;

"**anticline**" means a fold, generally convex upward, whose core contains the stratigraphically older rocks;

"**ash**" means ash forming constituents which may be subdivided into two basic classes: those that are structurally a part of the coal and hence inseparably mixed with it and segregated impurities that can be eliminated to a greater or lesser extent by ordinary cleaning methods;

"**ASTM**" is the abbreviation for the American Society for Testing Materials;

"**BCM**" means bank cubic metre, which represents one cubic metre of material measured prior to disturbance;

"**bituminous coal**" means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/kg, commonly used for utility and industrial steam purposes and, in the steel-making industry, for making coke or for pulverized coal injection into the blast furnace;

"**BTU**" means a British thermal unit; the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit;

"**BTU/lb**" means BTUs per pound, an imperial unit of measure used to describe the amount of heat released on combustion of a pound of material, such as coal, under specific conditions;

"**coal processing plant**" means a facility for crushing, sizing, or washing coal to prepare it for sale;

"**coal rank**" means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics;

"**coal reserve**" means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining;

"**coal washability**" means the analysis of the specific gravity distribution of chemical and physical characteristics of coal;

"**coke**" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel;

"**coking coal**" is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke;

"**continuous miner**" means a mining machine designed to remove coal from the face and to load that coal into cars or conveyors without the use of cutting machines, drills or explosives;

"**depillar**" means the retreat mining of pillars left in place during development;

"**dip**" means the angle at which a stratum is inclined from the horizontal, measured perpendicular to the strike and in the vertical plane;

"**drill hole**" means a circular hole made by drilling either to explore for minerals or to obtain geological information;

"**dry basis**" means coal that has moisture removed by prescribed laboratory procedure or excluded by calculation;

"**fault**" means a fracture in rock along which the adjacent rock surfaces are differentially displaced;

"**fixed carbon**" means the solid residue, other than ash, remaining after the volatile matter has been liberated from coal during combustion;

"**float/sink**" means a laboratory procedure which measures the floating and sinking of particles of material of various size fractions in heavy liquids at various specific gravities;

"**free swelling index**" or "**FSI**" means a number assigned to particular coal used in determining its suitability for coke making or other uses. The index, from one to nine, is determined by tests established by ASTM standards;

"**front end loader**" means a tractor type loader with a digging bucket mounted on the front end that dumps;

"**froth flotation**" means a process for recovering particles of coal or other minerals, in which the particles adhere to bubbles and can be removed as part of the froth;

"**geophysical log**" means a graphic record of the measured or computed physical characteristics of the rock section encountered in a borehole, plotted as a continuous function of depth;

"**highwall**" means the unexcavated face of exposed overburden and coal or ore in an open-cast mine or the face or bank of the uphill side of a contour strip-mine excavation;

"**interburden**" means the waste material located between economically recoverable resources;

"**ISO**" means the International Organization for Standardization, a worldwide federation of national standards bodies;

"**isopach**" means the areal extent and thickness variation of a stratigraphic unit in geology;

"**KJ/kg**" means kilojoules per kilogram, a metric unit of measure used to describe the amount of heat released on combustion of a kilogram of combustible material, such as coal, under specific conditions;

"**lease**" means a contract between a landowner and a lessee, granting the lessee the right to search for and produce coal upon payment of an agreed rental, bonus and/or royalty;

"**MBCM**" means million BCM;

"**metallurgical coal**" means the various grades of coal suitable for making steel and includes coking coal and PCI coal;

"**mineable**" means capable of being mined under current mining technology and environmental and legal restrictions, rules and regulations;

"**out-of-seam dilution**" or "**OSD**" means the contamination of mined coal with rock outside of the coal seam being mined;

"**outcrop**" means coal which appears at or near the surface; the intersection of a coal seam with the surface;

"**overburden**" means materials that overlie a mineral deposit;

"**PCI**" means pulverized coal injection, a process in which coal is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal. PCI grade coal is used primarily as a heat source in the steel making process in partial replacement of high quality coking coals which are typically more expensive;

"**pit**" means an open excavation from which the raw mineral being mined is extracted;

"**portal**" means the surface entrance to an underground mine;

"**processing plant**" means a facility where coal is prepared for market or other usage. It consists of equipment that separates coal from impurities. Coal is washed, thermally or mechanically dried, sized, stored and loaded for shipment or conveyed to use point;

"**proximate analysis**" means a laboratory analysis to determine the percentage by prescribed methods of moisture, volatile matter, fixed carbon and ash;

"**raw coal**" means coal from the breaker that has not been processed in a processing plant;

"**reclamation**" means the restoration of land at a mining site after the coal is extracted. Reclamation operations are usually conducted as production operations are taking place elsewhere at the site. This process commonly includes recontouring or reshaping the land to its approximate original appearance, restoring topsoil and planting native grasses, trees and ground covers;

"**resource**" means all in-situ coal tonnes meeting either underground or surface criteria specified in GSC 88-21. Those tonnes can be considered as technically extractable coal independent of economic criteria;

"**room-and-pillar mining**" means a system of mining in which the coal is mined in rooms separated by pillars, which are subsequently mined;

"**rotary drill**" means a drill machine that rotates a rigid, tubular string of rods to which is attached a bit for cutting rock to produce boreholes;

"**royalty**" means a share of the product or profit reserved by the owner for permitting another to use the property;

"**run-of-mine coal**" or "**ROM**" means the coal produced from the mine before it is processed;

"**saleable coal**" means the shippable product of a coal mine or processing plant. Depending on customer specifications, saleable coal may be ROM, crushed-and-screened (sized) coal, or the clean coal from a processing plant;

"**seaborne metallurgical coal**" means metallurgical coal that is exported by ocean going ship from the producing country to the consuming country;

"**shovel**" means a large electric or diesel powered machine used in the open pit mining process to remove and load overburden or coal;

"**shuttle car**" means self-discharging underground equipment, usually with rubber tires, used for receiving coal from the mining machine and transferring it to an underground loading point, mine railway or belt conveyor system;

"**strike**" means the course or bearing of an inclined bed, vein or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip;

"**strip ratio**" means the ratio of the volume of overburden moved to the tonnage of coal produced, measured in terms of BCM of overburden per tonne of coal produced. A lower strip ratio is an operational advantage because less overburden has to be removed in order to expose the raw coal;

"**surface mine**" means a mine in which the mineral deposit lies sufficiently near the surface to be extracted by removing the overburden;

"**syncline**" means a series of flat-lying rock strata that has been folded into a trough-like geological structure;

"**thrust fault**" means a fault with a dip of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upward relative to the footwall;

"**tonne**" means a metric tonne, which is approximately 2,205 pounds, as compared to a "short" ton, which is 2,000 pounds, or a "long" ton, which is 2,240 pounds. Unless expressly stated otherwise, the metric tonne is the unit of measure used in this Annual Information Form;

"**tunnelway**" means a long, narrow, horizontal or nearly horizontal underground passage that is open to the atmosphere at both ends;

"**underground mine**" means a mine that is located below the earth's surface. Coal is removed mechanically and transferred by shuttle car or conveyor to the surface;

"**volatile matter**" means those products, exclusive of moisture, given off by a material such as gas or vapour, determined by definite prescribed methods, which may vary according to the nature of the material; and

"**yield**" means the ratio of the clean coal product to the raw coal plant feed, expressed as a percentage.

GRANDE CACHE COAL CORPORATION

The Corporation was incorporated under the name Grande Cache Coal Company Inc. pursuant to the ABCA on July 24, 2000. On November 3, 2000, Grande Cache filed Articles of Amendment to reorganize its share capital. On October 1, 2001, Grande Cache filed Articles of Amendment to reorganize its share capital and revise certain "private company" provisions in its Articles. On January 4, 2002 and April 15, 2002, Grande Cache filed Articles of Amendment to reorganize its share capital. On November 18, 2002, the Corporation filed Articles of Amendment to change its name to Grande Cache Coal Corporation, remove "private company" provisions from its Articles and reorganize its share capital. On March 22, 2004, the Corporation filed Articles of Amendment to effect the Share Split and to reorganize its share capital to consist of an unlimited number of Common Shares without nominal or par value and an unlimited of preferred shares, issuable in series. In addition, the Articles of Amendment authorized the creation of the Series 1 Preferred Shares. See "Share Capital". Unless otherwise stated, disclosure in this Annual Information Form of the share capital of Grande Cache is presented after giving effect to the Share Split and the reorganization of Grande Cache's share capital on March 22, 2004.

Grande Cache's head office is located at Suite 1610, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6, and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Grande Cache has one inactive wholly-owned subsidiary, Smoky River International Inc., which is incorporated under the ABCA.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation was formed in July 2000 to reactivate metallurgical coal mining in the Smoky River Coalfield near Grande Cache, Alberta. Grande Cache purchased the principal production infrastructure of the previous mine operator including mechanical and electrical components for coal processing, the raw and clean handling equipment, the rail loadout facilities and all of the geological, engineering and environmental data and records related to prior operations. Annual coal production from surface and underground mines in the Smoky River Coalfield operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes. Most of the product was a high quality, hard coking coal that was exported to steel companies around the world. The coalfield also supplied fuel requirements to the HR Milner Generating Station located adjacent to the coal processing facilities.

The following is a summary of the significant events in the development of Grande Cache's business over the last three completed financial years.

- May 2002 – Grande Cache completed the private placement of 5,000 Units to its existing shareholders for gross proceeds of approximately $500,150.
- October 2002 – Grande Cache completed the private placement of 5,000 Units to its existing shareholders for gross proceeds of approximately $500,150.
- November 2002 – Alberta Environment advised Grande Cache that Alberta Environment and associated federal and provincial government agencies reviewed the Environmental Impact Assessment ("**EIA**") for the No. 7-4 Mine and No. 8 Mine filed in support of the Alberta Energy and Utilities Board (the "**AEUB**") Application No. 1246320, and confirmed that the application was complete pursuant to the requirements of the *Environmental Protection and Enhancement Act* (Alberta) (the "**EPEA**").
- January 2003 – The AEUB issued Grande Cache Mine Permit No. C2003-1 to develop the No. 7-4 Mine and No. 8 Mine. The AEUB also issued Grande Cache Approval No. C85-1A to resume operations at the coal processing plant to produce up to a maximum of 2,495,000 tonnes of clean coal per year.
- January 2003 – The Alberta Minister of Energy issued Grande Cache coal lease no. 1303010775 covering the potential surface mine designated No. 12S B2 Mine.
- February 2003 – Grande Cache completed the private placement of 7,500 Units to its existing shareholders for gross proceeds of approximately $750,225.

- May 2003 – The AEUB issued Grande Cache Mine Permit No. C2003-1A wherein it extended Mine Permit No. C2003-1 to include the No. 12S B2 Mine.

- June 2003 – The AEUB approved the transfer to Grande Cache of the mine licenses to operate the No. 12S B2 Mine and the associated external waste dumps which mine licenses were reissued to Grande Cache as Mine License Nos. C 98-8B and C 98-9B.

- December 2003 – Grande Cache completed the private placement of 4,789 Units to its existing shareholders for gross proceeds of $479,044.

- January 2004 – Grande Cache completed the private placement of 5,211 Units to its existing shareholders for gross proceeds of $521,256.

- February 2004 – The Alberta Minister of Energy issued Grande Cache No. 16 Lease covering the surface mine designated No. 16 East Mine. The Alberta Minister of Energy also issued Grande Cache coal lease nos. 1304020416, 1304020417 and 1304020418 covering an aggregate area of 11,376 hectares.

- May 12, 2004 – Grande Cache completed the initial public offering of 22,000,000 Common Shares at a price of $2.60 per Common Share for gross proceeds of $57 million. Upon completion of the initial public offering, Grande Cache's Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "GCE".

- August 2004 – Alberta Environment issued Grande Cache an approval pursuant to the EPEA, which approval was the final significant regulatory required by Grande Cache to commence mining at the No. 12S B2 Mine. The first raw coal was mined from the No. 12S B2 Mine for processing at the coal processing plant. North American Enterprises Ltd., a subsidiary of North American Energy Partners Inc., began contract mining at the No. 12S B2 Mine and providing coal haulage to Grande Cache's coal processing plant.

- September 2004 – Alberta Energy granted Grande Cache a coal lease covering the lands containing a coal conveyor tunnelway. The tunnelway is an underground passage that houses a conveyor system owned by Grande Cache which historically has been used to transport run-of-mine coal to Grande Cache's processing facilities.

- October 2004 – Grande Cache entered into a rail transportation agreement with Canadian National Railway Company ("**CN**") for coal production from the Project, which agreement is in effect through March 31, 2007 with competitive yearly contract rates. In addition, Grande Cache entered into a port loading services agreement with Westshore Terminals Ltd. ("**Westshore Terminals**") at Roberts Bank, British Columbia, which agreement is valid through March 31, 2013, with yearly escalation clauses. With the completion of these agreements, Grande Cache commenced transporting coal via Savage Alberta Railway Inc. ("**Savage Alberta Railway**") and CN to Westshore Terminals at Roberts Bank, British Columbia.

- November 2004 – The first raw coal was mined from the No. 7-4 Mine. In addition, Grande Cache completed its first export metallurgical coal shipment from Westshore Terminals.

- December 2004 – Grande Cache entered into agreements to supply approximately 1.3 million tonnes of hard coking coal for the coal year commencing April 1, 2005 at a price of U.S.$125.00 per tonne to its Korean customer, POSCO and a group of Japanese steel industry customers.

- January 2005 – The board of directors of Grande Cache approved the preparation of a comprehensive feasibility study for the staged expansion of metallurgical coal production from the Project to four million tonnes per year. It is anticipated that the feasibility study will be completed before the end of Grande Cache's 2006 fiscal year at an estimated cost of $5 million.

- February 25, 2005 – Grande Cache completed the underwritten private placement of 2,942,000 units of the Corporation at a price of $13.60 per unit for gross proceeds of $40 million. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Corporation, each whole common share purchase warrant entitling the holder to acquire one Common Share of the Corporation at a price of $16.25 per share on or before February 27, 2006.

DESCRIPTION OF THE BUSINESS

Corporate Strategy

Grande Cache is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from its coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west central Alberta (see Figure 1). The coal project ("**Project**") includes the production of metallurgical coal from the development of the following mines:

- No. 12S B2 Mine, a surface mine which commenced production in August 2004. This mine is expected to produce approximately 4.3 million tonnes of ROM coal (3.4 million tonnes of saleable coal).

- No. 7-4 Mine, an underground mine which commenced production in November 2004. This mine is expected to produce approximately 6.8 million tonnes of ROM coal (5.2 million tonnes of saleable coal).

- No. 8 Mine, a surface mine expected to commence production in fiscal 2007. This mine is expected to produce approximately 13.2 million tonnes of ROM coal (9.6 million tonnes of saleable coal).

- No. 16 East Mine, a surface mine expected to produce approximately 14.0 million tonnes of ROM coal (10.4 million tonnes of saleable coal) over the life of the Project.

The Corporation owns four coal leases covering the foregoing mines and owns three additional coal leases which have exploration and development potential. The seven coal leases owned by the Corporation cover an aggregate of 15,280 hectares in the Smoky River Coalfield. The Corporation plans to conduct extensive exploration and evaluation of the coal potential of all of the coal leases which it holds in the Smoky River Coalfield with a view to identifying additional development and production options to follow production from the first four mines. The coal leases owned by Grande Cache and the principal designated mines of Grande Cache are shown on Figure 2.

Grande Cache is closely monitoring other opportunities for coal development both in western Canada and other geographic areas. While the primary focus of Grande Cache will remain the development of a sustainable, long-term mining project based on the coal resources the Corporation has in the Grande Cache area, management believes there are other attractive opportunities that warrant consideration. These potential opportunities will continue to be monitored by management to assess the growth potential for Grande Cache. Where appropriate, Grande Cache is also committed to studying mining ventures involving other industrial minerals to take advantage of any strategic opportunities for growth that may arise.


BRITISH COLUMBIA
ALBERTA
CANADA
U.S.A
Bullmoose Mine
Prince Rupert
Ridley Terminals Inc.
Prince George
Grande Cache Coal Project
Grande Cache
Obed Mine
C.N.
Edmonton
Hinton
Coal Valley Mine
Luscar Mine
Pacific Ocean
C.N.
Calgary
Fording River Mine
Greenhills Mine
Line Creek Mine
Elkview Mine
Sparwood
Coal Mountain Mine
Kamloops
Neptune Bulk Terminals Ltd.
Vancouver
CANADA
U.S.A
Westshore Terminals Ltd.
N
0
400km
Approximate
Grande Cache Coal Corporation

GENERAL LOCATION MAP

FIGURE 1


LEGEND
Township Boundaries
Section Boundaries
Topographic Contour Line (50-Metre Contour Intervals)
Rivers and Streams
Alberta Railnet Line
Coal Policy Category 4 Boundary
Mined Out Areas - Underground
Mined Out Areas - Surface
GCCC Mine Leases
GCCC Exploration Leases
GCCC Proposed Mines
GCCC Haul Roads
Coal Leases Held by Other Companies
1304020418 Lease
Category 2
No. 16 Lease
No. 16 East Mine
1303010775 Lease
1304020417 Lease
1304020416 Lease
Existing No. 12S B2 Pit
Category 4
No. 8 Lease
H.R.Milner Generating Station
GCCC Processing Plant
Category 2
No. 7 Lease
Alberta Railnet
Metres
Town of Grande Cache
Figure 2
Smoky River Coalfield
Alberta, Canada
Lease Summary Map
Prepared for
Grande Cache Coal Corporation
Norwest International Mining Consultants

Principal Product and Markets

The principal product of the Project is hard coking coal. Hard coking coal is a type of metallurgical coal that is used primarily for making coke in integrated steel mills. When making steel, two of the key raw ingredients are iron ore and coke. Coke is used to convert the iron ore into molten iron. Coke is made by heating coking coal to about 2000°F (1100°C) in the absence of oxygen in a coke oven. The lack of oxygen prevents the coal from burning. The coking process drives off various liquids, gases and volatile matter. The remaining solid matter forms coke, a solid mass of nearly pure carbon. Approximately 1.5 tonnes of metallurgical coal are needed to produce one tonne of coke. Only certain types of bituminous coal have the necessary characteristics required to make coke. These characteristics include caking properties (the ability to melt, swell and re-solidify when heated) and low impurity (e.g. moisture, ash, sulphur, etc.).

Metallurgical coal is a term used to describe coal products suitable for making steel in the integrated steel mill process. There are three main categories of metallurgical coal: hard coking coal that forms high-strength coke; semi-soft coking coal that produces coke of lesser quality; and PCI coal that is used primarily for its heat value and is not typically considered a coking coal. Semi-soft and PCI coals have lower sales values compared to hard coking coal due to the relative availability of these products. Integrated steel mills will optimize the use of semi-soft and PCI coals in order to reduce overall costs. However, there are limits to the ability of integrated steel mills to substitute semi-soft and PCI coals for hard coking coal. Higher use of PCI coals reduces overall coking coal requirements but the coking coal used has to be of higher quality. Hard coking coal improves coke oven production yields and during periods of high coke demand the use of semi-soft coking coals is generally reduced. The following schematic outlines how steel is produced in an integrated steel mill.


Iron Ore
Blast Furnace
Molten Iron
Basic Oxygen Furnace
Crude Steel
Coking Coal
Coking Oven
Coke
PCI Coal

The principal market for Grande Cache's hard coking coal is the seaborne hard coking coal market. The seaborne hard coking coal market is defined by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the relative low cost of seaborne transportation. Total worldwide production of higher quality seaborne hard coking coal was estimated to be approximately 120 million tonnes in 2004. Australia is the largest source of seaborne hard coking coal while Canada is the second largest source, with the Elk Valley Coal Partnership accounting for substantially all of Canadian production in 2004. Australia, Canada and the United States account for approximately 80% of the world's seaborne hard coking coal production.

Trade in the seaborne hard coking coal market is influenced by crude steel production that, in turn, is largely dependent on the overall state of regional and global economic conditions. The global trade of steel products is very large and fluctuations in supply and demand in various regions throughout the world are common. Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mill process has been relatively stable. In turn, the volume of hard coking coal used in this process has not experienced the same variability as total steel production. In 2004, Canada's share of the seaborne hard coking coal market was approximately 21% or about 25 million tonnes. Canadian hard coking coal is competitive in the seaborne market due to its high quality, its suitability for blending with coking coals from other countries and the desire of steel producers to diversify their supplier base in order to create competition and security of supply. Grande Cache's principal market is Asia. See "Coal Sales Contracts".

Principal Competition

The Corporation currently competes primarily with coal producers from Canada, Australia and the United States in the seaborne hard coking coal market. The supply of coal in the global markets and the demand for coal among the world's steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates. For example, a decline in the U.S. dollar value of the Australian dollar compared to that of the Canadian dollar has in the past and may in the future provide Australian producers with a cost advantage over Canadian producers such as the Corporation. In addition, a number of steel producers deal with multiple coal suppliers in order to promote security of supply and further competitiveness in this market, although this dynamic has been off-set somewhat by consolidation of producers. The competitive position of the Grande Cache will be determined primarily by its production and transportation costs compared to those of other producers throughout the world. Costs are influenced largely by the location and nature of coal deposits, mining and processing input costs, transportation and port costs, currency exchange rates, operating and management skill and government taxation and policy.

Cyclical Nature of Seaborne Hard Coking Coal Markets

Between 1997 and 2000, the price of seaborne hard coking coal dropped by more than 30% due to over supply and a general economic downturn in a number of Asian counties. In 2000, supply and demand returned to balance and supply remained tight through 2001. However, excess supply resulted in average pricing for the 2003 coal year decreasing by approximately 3% from 2002. Demand for hard coking coal strengthened in the last half of 2003. Demand for seaborne hard coking coal was strong in 2004 and is expected to remain strong into 2005. Integrated steel mills and coke producers around the world are currently finding it difficult to secure sufficient quantities of hard coking coal. In addition, steel production in China is forecast to increase in the next few years. Although not as large as the forecasted increase for China, India's steel production is also expected to increase. These factors could result in further increased demand for hard coking coal.

The sale of seaborne coking coal is typically governed under contracts that fix the coal price for one year and require annual price negotiations. Up until the year 2001, benchmark prices for Australian and Canadian hard coking coals were negotiated with Japanese steel mills and there was little variation in pricing of coals with broadly similar characteristics. Prices in most other markets were negotiated annually between individual buyers and sellers after Japanese price negotiations were finished. Since 2001, Japanese coking coal buyers have negotiated prices individually and the influence of Japanese market settlements on prices in other markets has diminished.

From 1994 to 2003, the prices for export metallurgical coal delivered to Japan were as follows:

Japanese Coal Pricing
(Fiscal Years Beginning April 1)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
					(U.S.$ per tonne)					
Metallurgical coal [1]	46.25 [2]	48.20 [2]	42.15	39.00	41.10	50.15	52.80	53.30	51.10	45.45

Notes:

(1) Benchmark price for hard coking metallurgical coal sold to Japanese steel mills, free on board ("**FOB**") vessel. Prices are from publications of The Tex Report Ltd.

(2) The Japanese benchmark price for metallurgical coal ceased to exist in 2002. Pricing is currently based on confidential contracts between Japanese buyers and suppliers. The Japanese contract price for hard coking metallurgical coal for 2002 and 2003 is from a publication of AME Mineral Economics.

Coal Markets

Hard coking coal markets continue to remain tight due to the strong demand from the global steel industry. A significant factor in market demand is that China has reversed its position from a net exporter of hard coking coal to that of a net importer. The loss of Chinese coke exports has increased the global steel industry's demand for hard coking coal from producers such as the Corporation.

Increasingly, steel producers are signing long-term contracts or purchasing interests in coal producers in order to secure supplies of hard coking coal to meet their future needs. Higher coal prices are also attracting new supply to the market. In addition to the planned production increases by Elk Valley Coal Partnership, other smaller-scale Canadian producers have now started production and began making their first metallurgical coal shipments in 2004. Australian producers have also announced plans for capacity increases. There are a limited number of brownfield opportunities of significance existing globally that can be brought into production quickly and logistics chains in Canada and Australia are operating at or near capacity and will require expansion to accommodate significant new production supply. The global increase in mining activity throughout the world has resulted in significant lead time for delivery of large mining equipment, which will be needed in order to bring new sources of supply online. These factors and expected continued strong demand suggest that it may be one to two years before metallurgical coal markets return to balance.

The Corporation's production is fully committed for the 2005 coal year, with more than 90% of volumes committed under evergreen or long-term agreements. The strong metallurgical coal market and undersupply situation has resorted in significant increases in coal prices.

In response to these market opportunities, the Corporation is currently preparing a comprehensive feasibility study for the staged expansion of metallurgical coal production from the Project to four million tonnes per year. The Corporation is presently discussing its future increased production plans with its rail and port service providers and their ability to handle the higher production volumes.

Mining and Processing

Surface Mine Operations

The operations at the No. 12S B2 Mine employ conventional open-pit mining techniques using truck and shovel methods. Similar open-pit mining techniques will be employed by the Corporation at the No. 8 Mine and No. 16 East Mine. Overburden is drilled and blasted with explosives and loaded onto large trucks by shovels and loaders and hauled to waste dumps outside of the pit. Once the overburden is removed, the coal is loaded onto trucks for transport to the coal processing plant. Crater Enterprises Ltd. of Grande Cache, Alberta, provides contract coal hauling transport from the mines to the coal processing plant. The coal processing plant employs rotary breakers to break the coal to a predetermined size and remove rock. The coal is then washed using a variety of techniques, dried and conveyed onto a clean coal stockpile.

North American Enterprises Ltd. ("**North American**"), a subsidiary of North American Energy Partners Inc., is contract mining at the No. 12S B2 Mine. The Corporation entered into a mining services agreement dated November 30, 2004 with North American for the provision of such mine services, however, North American is disputing the enforceability of such agreement. Production continues uninterrupted in the mine and the Corporation and North American have entered into good faith discussions to resolve their differences.

The Corporation is currently-procuring surface mining equipment for use at the No. 8 Mine. Upon receipt of all necessary regulatory approvals, the Corporation intends to undertake development in the No. 8 Mine with contract equipment in advance of its purchased equipment arriving onsite.

Underground Mine Operations

The Corporation's underground operations at the No. 7-4 Mine employ the room-and-pillar mining method and the Seam 4 mineable reserves are being accessed from four in-seam surface portal entries. The portals are used for air intake ventilation, a supply and access portal, a conveyor beltway and return air portal. The mine is being developed using a set of seven main production headings which will be developed on the way in and subsequently depillared. The No. 7-4 Mine will utilize this supersection method of mining. Two continuous miners will be utilized on the mining unit, but only one continuous miner will cut coal at a time. Three shuttle cars will be used to transport the coal from the continuous miners to the belt conveyor system. Two roof bolting machines will be utilized on the mining unit to install roof support. The Corporation has ordered a third bolting machine which is anticipated to be delivered in July 2005. After a panel is developed, one continuous miner will be utilized to depillar the panel. The second continuous miner, a roof bolter and a shuttle car may be used to set up the next panel to be developed. Mining recovery of 70% is projected from the No. 7-4 Mine reserves.

Mining Costs

Mining and processing input costs such as fuel, steel, tires, labour and maintenance, parts, and supplies can have a significant impact on the costs of producing metallurgical coal. During its fiscal year ended March 31, 2005, the Corporation experienced higher costs for operating supplies such as increased energy and material costs. In addition, the recent growth in global mining activities has created a demand for equipment and supplies that out paces supply. As a result, future operations could be impacted if the Corporation experiences difficulty obtaining equipment and supplies on a timely basis. Lastly, growth in the mining industry has created demand and competition for certain skilled services.

Production and Quality Control

All exposed coal seams are sampled and analyzed under the supervision of professional geologists and categorized by quality and coking potential. Run-of-mine coal and processed coal is continuously tested in the Corporation's onsite laboratory. This data is then used to determine stockpiling and blending strategies. As a result, the Corporation has an available inventory of coal sources of varying qualities, which can be combined, as required, to form blended products. In addition to sampling at source, coal is sampled at all stages of coal processing, at the rail loadout and at the port, to control quality. By blending coals of different qualities, the Corporation is able to create a consistent, high quality product.

Coal Transportation

The coal processing plant is located adjacent to the Savage Alberta Railway line, which connects to the CN main line at Swan Landing, between Hinton and Jasper. The loadout facilities are set up to load and weigh unit trains (each train carrying up to 12,000 tonnes). A spray system coats the coal and each railcar with a dust inhibitor to minimize the escape of coal dust during transportation. Grande Cache has entered into a rail transportation agreement with CN for coal production from the Project, which agreement is in effect through March 31, 2007, with competitive yearly contract rates. CN provides rail transportation to Westshore Terminals at Roberts Bank, British Columbia. Westshore Terminals provides ship loading services for all of the Corporation's coal pursuant to a port loading services agreement, which agreement is valid through March 31, 2013, with yearly escalation clauses.

Coal Sales Contracts

Over 50 million tonnes of metallurgical coal was supplied to international markets from the Smoky River Coalfield between 1970 and 2000. The coal has been used by many of the major steel producers in Asia, Europe and South America.

Grande Cache's initial marketing efforts have concentrated on steel companies in Japan and Korea. Grande Cache has entered into contracts to supply Japanese steel mills with a minimum of 700,000 tonnes of metallurgical coal per year for a multi-year period. Grande Cache has also entered into a memorandum of understanding with an integrated steel producer in Korea to supply 600,000 tonnes of metallurgical coal per year for a multi-year period. As is customary in the international trade in metallurgical coal, the price under these multi-year commitments will be negotiated annually.

The Corporation has completed negotiations for hard coking coal sales on substantially all of its planned production for the coal year commencing April 1, 2005. The Corporation has agreed to supply approximately 1.4 million tonnes of hard coking coal for the upcoming coal year at a price of U.S.$125 per tonne to its Japanese steel industry customers and its Korean customer.

Traditionally, steel companies in Europe have been important customers for the products Grande Cache will produce. Grande Cache is pursuing market opportunities in Europe and other market areas and expects to ship trial cargos during this fiscal year. The Corporation is in a position to take advantage of the fact that most potential customers are familiar with the metallurgical coals produced from the Smoky River Coalfield.

GRANDE CACHE COAL PROJECT

Independent Technical Reports

Grande Cache retained WIMC in connection with its initial public offering to provide an independent technical report of Grande Cache's resource and reserve estimates and the other elements of the No. 7-4 Mine, No. 8 Mine and No. 16 East Mine comprising the Project as it then existed in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("**NI 43-101**"). The WIMC Report dated April 26, 2004 provides WIMC's professional opinion relative to the reasonableness and suitability of the Project plans for the specific geological parameters, coal reserves and quality, mining conditions, equipment employed and capability to achieve projections for the Project as it existed on the date of the WIMC Report. All disclosure of a technical nature in this Annual Information Form respecting the No. 7-4 Mine and No. 16 East Mine is derived from the WIMC Report. The authors of the WIMC Report are Alan L. Craven, Director of WIMC, Dennis N. Kostic, President and Chief Executive Officer of WIMC, John W. Sabo, Senior Vice President of WIMC, Thomas E. Blandford, III, Vice President of WIMC, Hershiel H. Hayden, Senior Engineering Manager of WIMC, T. Donald Del Bosco, Senior Engineering Manager of WIMC and Joseph A. Dixon, Chief Geologist of WIMC. Each of Messrs. Craven, Kostic, Blandford, III and Dixon are a "Qualified Person" under NI 43-101. The WIMC Report has been prepared in accordance with the requirements of NI 43-101 using the classification methods prescribed by the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada", J. D. Hughes, L. Klatzel-Mudry and D. J. Nikols, 1989 (the "**GSC 88-21**").

Grande Cache retained Norwest to provide an independent technical report of the resource and reserve estimates and the other elements of the No. 12S B2 Mine area in accordance with the requirements of NI 43-101. All disclosure of a technical nature in this Annual Information Form respecting the No. 12S B2 Mine is derived from the Norwest Report. The author of the Norwest Report is Geoffrey R. Jordan, Senior Vice President of Norwest, who is a "Qualified Person" under NI 43-101. The Norwest Report has been prepared in accordance with the requirements of NI 43-101 using the classification methods prescribed by GSC 88-21.

Grande Cache retained AMEC to prepare an updated independent technical report in accordance with NI 43-101 in respect of the No. 8 Mine which report incorporated the results of the Corporation's 2004 winter drilling program and updated the reserves for the No. 8 Mine contained in the WIMC Report. All disclosure of a technical nature in this Annual Information Form respecting the No. 8 Mine is derived from the AMEC Report. The author of the AMEC Report is David R. Leslie, Principal Mining Engineer of AMEC, who is a "Qualified Person" under NI 43-101. The AMEC Report has been prepared in accordance with the requirements of NI 43-101 using the classification methods prescribed by GSC 88-21.

The WIMC Report, Norwest Report and AMEC Report have been posted on SEDAR at www.sedar.com and are available on the Corporation's website at www.gccoal.com.

Property Description and Location

The Project area is located 20 kilometres north of the town of Grande Cache, in the Municipal District of Greenview in west central Alberta, Canada. Grande Cache holds No. 12 Lease, No. 7 Lease, No. 8 Lease and No. 16 Lease which comprise the principal mineral properties forming the Project. No. 12 Lease, No. 8 Lease and No. 16 Lease cover the coal reserves to be mined from three surface mines designated No. 12S B2 Mine, No. 8 Mine and No. 16 East Mine. No. 7 Lease covers the coal reserve to be mined from the development of an underground mine designated No. 7-4 Mine. The leases are summarized below:

Mine	Lease No.	Area (hectares)	Date Recorded
No. 12S B2 Mine	12S B2	224	January 31, 2003
No. 7-4 Mine	7	608	September 6, 2000
No. 8 Mine	8	496	September 6, 2000
No. 16 East Mine	16	2,576	February 2, 2004

In addition, Grande Cache owns three coal leases which have exploration and development potential and cover an aggregate of 11,376 hectares. These coal leases are summarized below:

Lease No.	Area (hectares)	Date Recorded
1304020416	1,744	February 2, 2004
1304020417	912	February 2, 2004
1304020418	8,720	February 2, 2004

Each of the coal leases contain a condition of maintenance of the lease that the development plan be complied with by the Corporation. Failure by the Corporation to do so could result in the immediate termination of the lease. In addition, each of the coal leases contains provisions requiring the prior written consent of the Alberta Minister of Energy to any changes to the plans for the development of coal as contained therein as well as to any disposition of all or any part of the Corporation's rights or obligations pursuant to such lease. A change of control of the Corporation constitutes a disposition within the meaning of the leases.

Access and Infrastructure

Provincial Highway 40 is a paved, two-laned road that connects the Project area with the town of Grande Cache and with the communities of Grande Prairie to the north and Hinton to the southeast. The Project area is served by an existing line of Savage Alberta Railway, which connects with the main lines of the CN, allowing access to the three major coal export terminals in British Columbia, or to the Great Lakes.

The Project uses the existing coal processing, coal loading, rail and waste storage infrastructure previously owned and operated by SRCL and predecessor companies over a period of approximately 30 years.

Topography and Climate

The Project area is located in the eastern foothills of the Rocky Mountains. Folding and faulting have resulted in a general trend of northwest-southeast elongated ridges, which are cut by rivers and streams generally flowing in a northeasterly direction. The relief between stream valleys and ridge tops ranges from 300 to 1,100 metres. The area is forested land categorized as subalpine, serving general watershed, recreational and wildlife habitat uses. Approximately one-quarter of the Project area is above the elevation of the tree line.

The climate within the Project area is characterized by relatively long cold winters and moderate to warm summers. Average annual summer and winter temperatures are approximately 10 degrees Celsius and minus 15 degrees Celsius, respectively. Frost can occur throughout the year and the snow pack often persists from late October to May at higher elevations. Precipitation ranges between 800 to 1,100 millimetres annually.

History

The town of Grande Cache, Alberta including its transportation infrastructure and community services, was originally established to support coal mining in the Smoky River Coalfield. The Coal Development Policy for Alberta (Alberta Energy, 1976) and Eastern Slopes Policy (Alberta Energy and Natural Resources, 1984) established zoning favourable to coal, which has prevailed to the present day.

McIntyre began operations in the Smoky River Coalfield in 1969. The planned production rate was two million clean tonnes annually. In 1985, Dome Mines purchased McIntyre and established SRCL as an operating company. In March 1987, a private Canadian-controlled corporation owned by Kaieteur Investments Inc., an Alberta corporation, and Dong Jin Commercial Inc., a commodity trading company based in Korea, purchased SRCL from Dome Mines.

The McIntyre and SRCL operations in the Grande Cache area generally employed approximately 400 people, although the number of employees was as high as 1,200. Most of the mine employees lived in Grande Cache.

Annual coal production from surface and underground mines operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes.

SRCL produced a prime quality, low-ash, low-volatile, hard-coking coal and a high quality, soft-coking coal.

SRCL established a customer base of approximately 12 companies in eight countries on four continents.

On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. SRCL's assets were sold through a sealed-bid process conducted from May through October 2000.

Over its 30-year production history, the Smoky River Coalfield had a number of surface and underground mines which remain in various states of reclamation and decommissioning. At the time of receivership, SRCL was operating a surface mine, an underground mine and coal processing facilities. These operations were shut down on March 31, 2000.

The remaining in-place coal resources in the Smoky River Coalfield are estimated by Grande Cache to be in excess of 145 million tonnes. The coal processing plant infrastructure remains largely intact. The site is served by a network of coal haul roads for delivering ROM coal to the processing plant and by the RailNet and CN rail lines for delivering coal to export terminals.

The SRCL mine permit and coal leases covered approximately 37,475 hectares. In October 2000 Grande Cache acquired title to the engineering and geological database, supporting files and documentation for all of these leases, as well as adjacent areas within the Smoky River Coalfield previously held by SRCL from the SRCL receiver. Grande Cache also acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from the SRCL receiver.

Regional Geology

The Inner Foothills of the Rocky Mountains near Grande Cache, Alberta are characterized by exposures of Upper Jurassic and Cretaceous clastic rocks. Stratigraphic units that outcrop in the vicinity are predominately from the Nikanassin Formation and the Luscar Group. The Fort St. John Group, which overlies the Luscar Group, is present in the northern and eastern parts of the Project area.

Within localized mine areas, coal seam thickness and character are not subject to rapid lateral changes. Across the Smoky River Coalfield, however, the seams change in thickness and character.

Structural Setting

The Smoky River Coalfield is deformed by tectonic events of the Laramide Orogeny which created the Rocky Mountains 60 million years ago. Strata in the coalfield are complexly folded and cut by numerous thrust faults. Structural shortening is estimated to be one-third.

Typical structures consist of a series of northeast verging thrust sheets bound by major faults with displacements varying from several hundred to several thousand metres. The strata contained within the thrust sheets are commonly folded and cut by subsidiary faults with displacements in the order of 10 to 100 metres. The thrust faults have folds produced by associated fault plane drag.

Surface traces of these complex folds and thrust faults trend northwest-southeast. The majority of the faults are southwest-dipping thrusts, displaying ramps that cut up stratigraphic section and flats that are parallel to bedding. From southwest to northeast there are four major thrust sheets in the area as follows: Cowlick Thrust, Syncline Hills Thrust, Mason Thrust and Muskeg Thrust.

Local and Property Geology

No. 12 Lease Area

The No. 12 Lease Area is located on the west side of the Sheep River with elevations ranging from 1,065 metres to 1,900 metres. The coal seams present in the No. 12 Lease Area include Seams 3, 4, 5, 6 and 7/8.

Seam 3 is located directly above the Torrens Member and is in turn overlain by a distinct fossiliferous "Clam Zone". Although Seam 3 maintains a thickness of only one metre throughout the No. 12S B2 Mine area, it is used as an important stratigraphic marker.

Seam 4 is the thickest seam in the No. 12S B2 Mine, where it has an average thickness of 6.8 metres. The average in-seam ash content is 10.6% (dry basis). There is a zone of higher ash (15% to 20%), 0.3 to 1.6 metres thick, near the top of the seam. Typical in-seam ash values below this high ash zone range between 4% and 8%. Above the high ash zone, typical in-seam ash values range between 8% and 11%. The immediate roof and floor of Seam 4 is shale. A marker seam, 0.3 metres to 0.5 metres thick, is located one metre below the bottom of Seam 4. Drill holes of the 1994 and 1998 exploration programs were drilled to the Torrens Member in this area. These holes confirm that Seam 4 is located about 22 metres above the Torrens Member.

Seam 5 varies from 1.1 metres to 1.9 metres, with an average thickness of 1.6 metres in the No. 12S B2 Mine area. Its stratigraphic position is an average of 36 metres above Seam 4. Geophysical logs indicate that a high ash band is often found in the lower half of the seam with other minor ash bands occasionally appearing at variable locations within it. In-seam ash content, estimated from four No. 12S B2 Mine area cores drilled in 1992, is 11.2%. Seam 5 as well as Seams 6 and 7/8 have soft mudstone footwalls and hanging walls.

The Seam 6 thickness range is from 0.7 metres to 1.5 metres. In the No. 12S B2 Mine area, it has an average thickness of 1.2 metres. Seam 6 generally consists of a lower clean portion and an upper higher ash zone. The clean portion of the seam is generally 0.9 metres thick and the higher ash zone is usually about 0.3 metres thick. The average in-seam ash content of Seam 6 is estimated to be 16.8%. The interburden thickness between Seams 5 and 6 average five metres and consists of shale with some interbedded siltstone.

The interval from the top of Seam 8 to the bottom of Seam 7 averages 4.5 metres. This interval generally consists of 0.6 metres of Seam 8 and 3.3 metres of Seam 7 separated by 0.6 metres of carbonaceous mudstone. In-seam ash content of this entire interval is 22.1%. The lower half of Seam 7 typically contains a high ash zone 0.3 metres thick. The interburden between Seams 6 and 7 averages 1.2 metres thick and consists of carbonaceous mudstone and a 0.2 metre thick coal market seam.

The No. 12S B2 Mine is contained in the Syncline Hills Thrust Sheet and lies on the south limb of the Two Camp Creek Anticline. The Two Camp Creek Anticline is a regional structure with a fold axis trending southwest/northeast for 10 kilometres on either side of the mine area. In the No. 12S B2 Mine, the fold axis has a plunge of about 5° towards 269° azimuth. The amplitude of the Two Camp Creek Anticline is approximately 800 metres. The seams are folded into two syncline-anticline pairs. These are parasitic folds on the south limb of the Two Camp Creek Anticline. The extension pit is situated in strata of the southern syncline, with pit bottom following the axes of the folds. The axis of the southern syncline has a trend and plunge of approximately 85° and 5°, respectively, within the area.

The footwall dips range from horizontal to over-turned in the No. 12S B2 Mine area. Dips up to 65° are present in the western portion of the pit in the south limb of the south syncline. They increase to near 80° in the vicinity of the pit bottom along the south limb of the anticline in the central part of the pit. In the eastern part of the pit the footwall strata are overturned. Most strata dip at less than 15° within northern highwall part of the pit area. Coal seams generally retain their normal stratigraphic thickness throughout most of the mine area, except where thickened pods of coal occur in the hinge area of the south syncline.

A number of thrust faults have been identified within the extension pit. The two major thrusts are interpreted as north verging. The first fault is a steeply dipping fault, while the second fault is a shallow dipping. Structures have throws of two metres to 20 metres.

Figure 2 shows the location and outline of the No. 12S B2 Mine.

No. 7 Lease Area

The No. 7 Lease Area is located between the Smoky River and Sheep Creek on the north slope of Mt. Hammel. The coal seams present are Seams 3, 4, 6, 7, 8 and 10. Only Seam 4 has the requisite thickness and quality to be considered economically mineable for export metallurgical coal at this time.

The thickness of Seam 4 in the No. 7 Lease Area ranges from 0.7 to 5.7 metres and averages 4.3 metres. The ash is highest (15 percent) in the upper quarter of the seam. The lower three-quarters of the seam is lower in ash (9 percent). The roof consists of approximately 1.0 metre of carbonaceous shale overlain by thick, bedded to massive, silty sandstone and siltstones. The carbonaceous shale thickens to the west.

The northeast and southwest boundaries of the No. 7 Lease Area are marked by the surface traces of two northeasterly verging thrust faults: Cowlick Thrust Fault to the southwest and Syncline Hills Thrust Fault to the northeast.

The major structural feature within the No. 7 Lease Area is the Campbell Flats Anticlinorium, which consists of a box fold with the following smaller anticlines on the corners of the structure: Stern Creek Anticline to the southwest and Two Camp Creek Anticline to the northeast.

Between these two anticlines is the relatively flat-bottomed Campbell Flats Syncline, with dips of 0 to 10 degrees and a maximum width of 800 metres. The width of the Campbell Flats Syncline decreases to the northwest and is 200 metres where Seam 4 subcrops above the Sheep Creek. The strike length of the Campbell Flats Syncline within the No. 7 Lease Area is 3,300 metres, gently plunging to the northwest.

Mining of Seam 4 is limited by seam subcrop to the east, west and northwest. To the north and south it is bounded by thrust faults and/or steep dips. Figure 2 shows the location and outline of the No. 7-4 Mine.

No. 8 Lease Area

The No. 8 Lease Area is located in an area of rugged topography on the Sheep Creek side of a ridge between the Smoky River and Sheep Creek, between 120 and 550 metres above the Sheep Creek valley floor. Within the No. 8 Lease Area there are eight coal seams of which three, Seams 4, 10 and 11, are of economic interest.

Seam 4 occurs approximately 20 metres above the Torrens Member and varies in thickness and geometry along and across strike, but primarily across the strike. The coal seam thins along the limbs of folds and thickens through the hinges of folds. The tighter the fold, the greater the thickening. Seam 4 thickness ranges from 4.9 to 7.6 metres with an average of 5.8 metres. In the structured hinge zones, the thickness of Seam 4 is up to 40 metres. Seam 4 can be divided into an upper high ash zone and a lower low ash zone. A shaley horizon approximately 0.6 to 1.0 metre thick occurs 1.5 to 1.8 metres above the base of Seam 4. Seam 4 has the largest aerial extent of the three seams for mining and will carry the large majority of coal resources for the No. 8 Mine area.

Seam 10 occurs an average of approximately 100 metres above Seam 4. In the No. 8 Mine area, Seam 10 consists of 1.2 metres of very high ash coal (approximately 45 percent) above 2.2 metres of low ash coal (approximately 11 percent). The average thickness of Seam 10 is 3.4 metres. Seam 10 also varies in thickness across strike, although not as pronounced as for Seam 4.

Seam 11 occurs approximately 34 metres above Seam 10. The average thickness of Seam 11 is approximately 2.5 metres in the No. 8 Mine area. The aerial extent available for mining is the least of the three mineable seams.

Structurally, the No. 8 Lease Area is bounded to the southwest and northeast by two major northeast verging faults: Syncline Hills Thrust Fault to the southwest and Mason Thrust Fault to the northeast.

Within the No. 8 Lease Area, folding is the dominant mode of shortening, resulting in northeast-southwest anticline/syncline pairs. The folds range in style from tight chevron to open parallel folds. The wavelength of the major folds is between 275 and 1,500 metres with corresponding amplitudes of 185 metres and 490 metres. The anticlines are asymmetric with longer southwesterly limbs. The limbs of the synclines have dips of 30 to 80 degrees (average 55 degrees) on the northeast limbs and 40 to 80 degrees (average 70 degrees) on the southwest limbs. The fold hinges plunge to the northwest at 11 degrees. The proposed No. 8 Mine is in the northeastern most syncline, known as the Westridge North Syncline.

Mining is limited to the north by a previous surface mine open pit, to the east by the outcrop of Seam 4, and to the west and south by high strip ratios. Figure 2 shows the location and outline of the proposed No. 8 Mine.

No. 16 Lease Area

The No. 16 Lease Area lies northeast of the No. 12S B2 Mine. The No. 16 Lease Area lies on the northeast limb of the Two Camp Creek Anticline. To the southeast of the No. 16 Lease Area, SRCL mined out the coal from the northeast limb of the Two Camp Creek Anticline.

The No. 16 Lease Area is divided in two by a northeast drainage which joins Beaverdam Creek. Southeast of the drainage is No. 16 East Mine and northwest of the drainage is the potential No. 16 West Mine. The coal seams that are of economic interest are Seams 4, 5, 6, 7 and 8. Combined coal thickness of these five seams is 14.4 metres in No. 16 East Mine. Further exploration is required to develop plans for the No. 16 West Mine.

Seam 4 occurs 22 metres above the Torrens Member and is the thickest seam in the No. 16 East Mine. Seam 4 thickness ranges between 4.6 and 7.2 metres. Seam 4 is generally characterized by an upper low ash zone, a middle medium ash zone and a lower low ash zone. These zones generally comprise 30 percent, 20 percent and 50 percent of the seam, respectively. All three zones are consistent in their geophysical log signature throughout the No. 16 East Mine. Directly overlying Seam 4 is approximately 3.0 metres of interbedded carbonaceous shale and siltstone. The strata below Seam 4 consists of 1.0 metre of shale overlying a 1.0 metre to 1.5 metres sandstone interval.

Seam 5 maintains a consistent stratigraphic thickness of 1.5 to 1.9 metres and occurs approximately 39.0 metres above Seam 4. A shale parting between 0.2 and 0.3 metre in thickness is typically encountered in the bottom of Seam 5. The immediate roof and floor of Seam 5 are comprised primarily of shale.

The average thickness of Seam 6 is more variable than Seam 5, ranging between 1.0 metre and 2.0 metres. Seam 6 occurs approximately 8.0 metres above Seam 5. Seam 6 consists of a lower low ash zone, and an upper, high-ash zone, and typically has a carbonaceous shale roof and floor.

The thickness of Seam 7 is between 1.8 and 3.3 metres. Seam 7 contains a band of higher ash coal near the middle of the seam. The interval between Seam 6 and Seam 7 is approximately 1.7 metres and consists of carbonaceous shale and coal partings. Seam 7 is overlain by 0.6 to 1.0 metre of carbonaceous shale.

Seam 8 averages 1.7 metres in thickness. Seam 8 occurs 0.4 to 2.2 metres above Seam 7 and, where thinner, the interval is very carbonaceous.

In the No. 16 East Mine, the dip of the northeast limb of the Two Camp Creek Anticline ranges from 35 to 60 degrees. The slope of topography closely follows the dip of the bedding, resulting in a dipslope mining configuration. The local structure is a relatively simple monocline. The coal measures are truncated at depth by the Syncline Hills Thrust Fault, which marks the northeast boundary of No. 16 East Mine.

Figure 2 shows the location and outline of the proposed No. 16 East Mine.

Exploration

Since exploration drilling commenced in the Smoky River Coalfield in the late 1950s, a substantial exploration database has been created. This includes more than 3,300 drill holes of which approximately 1,600 are within the proposed mining areas.

In addition to the drill holes, a total of 79 adits have been driven across the Smoky River Coalfield to provide bulk samples for coal washability test work. Of these, 22 adits are located within areas proposed to be mined by the Corporation. The bulk samples provide data for estimating coal processing yield and product quality by seam across the property.

Exploration data by mine area for the Project are summarized as follows:

Mine Area	Total Number of Drill Holes	Total Metres Drilled	Average Metres Per Hole	Number of Adits
No. 12S B2 Mine	342	42,549	124	1
No. 7-4 Mine	79	14,030	178	3
No. 8 Mine	224	24,131	108	-
No. 16 East Mine	96	11,383	119	3
Total/Average	741	92,093	124	7

WIMC audited the drill hole database in respect of the No. 7-4 Mine area and No. 16 East Mine area that Grande Cache obtained from SRCL to verify data entry. Original records were examined for approximately 20 percent of the drill holes in each of the two proposed mine areas. No problems or errors were found in the data entry for any of the records examined by WIMC.

Where possible, Norwest and AMEC independently checked the exploration data in respect of the No. 12S B2 Mine area and the No. 8 Mine area, respectively, available from the historic and current records. The most important activity of this type was a verification of the drillhole depth and seam thickness data. This check was made by determining the depth and thickness of seams recorded on the geophysical logs. AMEC also checked the data transferred to cross sections for interpretation work. The results were then compared with the database report records. The results, with minor insignificant variations, were the same, and Norwest and AMEC concluded that the geological records with respect to seam thickness and depth as drilled are accurate.

No. 12S B2 Mine Area

All of the drilling in the No. 12S B2 Mine area was completed by companies that held coal leases in this area in the past. All of the drilling that has been undertaken by non-government entities is consistent with the requirements of coal exploration, and includes diamond core drilling and rotary core drilling. In the first case, applicable to the early to mid-1970s, coal seams that were intersected were sent for laboratory testing. Laboratory analyses were also performed on the coal core samples collected from the subsequent rotary drill holes. Reverse circulation rotary drilling was used in 1974 and 1975 and coal outlines sampled from these samples were tested for ash and sulphur content.

More than 90% of the drill holes were produced by rotary drilling while the remainder are diamond core holes. In the case of the rotary drill holes, cores were obtained generally by using wire line core barrel methods. Cores for rotary holes thus only apply to coal and immediate roof and floor sections of the seams.

The following summarizes the drilling within the No. 12S B2 Mine area:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1971	10	4	1,489
1974	13	0	1,285
1975	8	8	803
1976	4	4	321
1993	13	12	1,144
1995	49	3	6,046
1996	70	1	7,345
1997	109	13	15,422
1998	66	0	8,694
Total	342	45	42,549

Drilling in the No. 12S B2 Mine area was completed in three phases, beginning in 1971. The remaining holes were completed from 1974 to 1976 and from 1993 through 1998.

No. 7-4 Mine Area

Exploration within the No. 7-4 Mine area was conducted in five phases beginning in 1961. The following summarizes the drilling within the No. 7-4 Mine area:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1961	7	6	1,366
1972	11	11	1,789
1981	10	5	2,087
1993	15	3	2,069
1999	35	6	6,449
2001	1	1	271
Total	79	32	14,031

The 1961 exploration consisted of diamond core holes drilled by Columbian Iron Ore Company. The next phase in 1972 consisted of 11 rotary drill holes drilled by McIntyre. In 1981, McIntyre completed a program of 10 rotary drill holes and three adits. In 1993 and 1999, more rotary drilling was conducted by SRCL adding 15 drill holes in 1993 and 35 holes in 1999. Norwest drilled one test hole near the centre of the No. 7-4 Mine as part of a feasibility study conducted in 2001. Except for the 1961 drilling, all drill holes were geophysically logged for density, gamma and resistivity. The 1993 and 1999 SRCL drilling programs also included wireline logging for other parameters, including sonic and dipmeter data.

Outcrop mapping in the No. 7-4 Mine area conducted in the 1970s and 1980s resulted in approximately 300 rock outcrops being logged for lithology and bedding orientation. In addition, there is a substantial amount of exploration data available immediately outside the lease area, which aids in stratigraphic and coal quality interpretation.

No. 8 Mine Area

Exploration has been conducted periodically in the No. 8 Mine area since 1961. The current No. 8 Mine plan is the logical completion of a coal resource that was mined in the original No. 8 Mine in the 1970's. The original No. 8 Mine area encompassed a number of underground and surface mines south of Sheep Creek that produced 16 million tonnes of coal from Seams 4 and 10 between 1969 and 1982.

Exploration drilling in the proposed No. 8 Mine area is summarized as follows:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1961	2	-	206
1971	16	-	1,165
1972	30	19	2,054
1973	16	-	489
1982	11	-	1,066
1984	23	-	2,633
1985	24	9	1,628
1987	7	4	390
2004	39	-	5,822
2005	56	1	8,678
Total	224	33	24,131

In addition to the drill hole data in the No. 8 Mine area, there is a substantial amount of information from mine maps of the original No. 8 Mine works from the 1970's, especially regarding the structures of the coal seams. There are also many drill holes from the mined-out area and from immediately adjacent areas that aid in the stratigraphic and coal quality interpretation. Exploration was continued starting in 2004 with a major drilling program to better define the coal seams and bring more of the resource into the reserve classification.

No. 16 East Mine Area

Within the proposed No. 16 East Mine area, exploration has been conducted in two major phases. In 1971, McIntyre drilled 23 rotary drill holes of which six were cored. In 1997 and 1998, SRCL completed an extensive exploration program consisting of 49 holes in 1997 and 24 in 1998, of which nine were cored. Exploration drilling in the No. 16 East Mine area is summarized as follows:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres
1971	23	6	3,314
1997	49	5	4,788
1998	24	4	3,282
Total	96	15	11,384

There are additional drill holes immediately outside the proposed No. 16 East Mine area, especially to the northwest in the potential No. 16 West Mine area that aid in the stratigraphic and coal quality interpretation. There are also three adits and numerous outcrop measurements available within the area.

Drilling

All exploration drill holes, except those prior to 1970, have been geophysically logged with gamma, density, resistivity and hole deviation tools. Holes drilled since 1990 were also logged with dipmeter tools where hole conditions permitted. In addition, since 1990 selected holes have been sonic logged to assist in rock strength estimation. Cores of the coal seams and immediate roof sections were recovered from approximately 10 percent of the pre-2004 drill holes.

The information obtained on the resources of the Smoky River Coalfield by former mine operators used industry standard, or better, data acquisition techniques. Drill holes provide the majority of the data.

In 2004, the Corporation undertook a major fill in drilling program on the No. 8 Mine area. A total of 95 holes were drilled, most penetrating to the basal sandstone below Seam 3. All were geophysically logged. Chip samples (drill cuttings) were logged on site and recorded. The major purpose of this program was to establish seam position and thickness. Therefore, conventional rotary drill rigs were selected as the most effective way to drill the holes and obtain down hole geophysical logs. No samples were taken of the coal in this program. The Corporation plans to continue drilling at No. 8 Mine area in 2005 with the goal of obtaining representative seam samples through coring or, through reverse circulation. The later method is the more common method of obtaining coal samples at other western Canadian coal operations.

Sample Preparation and Analysis

The coal quality variation is much more gradual than the structural variation of the coal seams, especially in the surface mine areas. Accordingly, approximately one in 15 drill holes were cored in surface mine areas and one in 10 drill holes were cored in the underground mine areas.

Typically, the cores were analyzed for in-place ash and free swelling index ("**FSI**"). Composites of cores were analyzed by seam for sulphur, ash chemistry, proximate analysis and petrographic data. In some cases, the full suite of testing was applied to subsections of coal seams (for example high ash or low ash zones) where it was considered possible to mine and blend such subsections separately.

Washability analyses of cores typically consisted of float/sink tests at one specific gravity, between 1.40 to 1.50 specific gravity, depending on the seam. Adit samples were subjected to extensive float/sink testing of the plus 28 mesh (0.5 millimetre) coal fraction. In general, this float/sink testing was applied to three or four size fractions using four or five specific gravities for floating each size fraction. The minus 28 mesh fraction was subjected to froth testing, typically for three time intervals.

SRCL and predecessors assembled an extensive database on the coking properties and washability characteristics of the different coal seams in the Smoky River Coalfield from tests conducted on production samples between 1969 and 2000. Most coking tests were conducted by CANMET, the federal government laboratory in Ottawa.

Mineral Processing and Metallurgical Testing

Coal quality trends within the Smoky River Coalfield have been modelled from an extensive database of exploration drill hole cores, reverse circulation drill samples and adits. Processing plant yields have been adjusted for OSD, processing plant efficiency and coal losses at each stage of production, including mining, breaker separation, screening and plant processing.

The coal quality estimates for each mine area and seam are summarized as follows:

		Dry Basis [(1)] In-Place Coal Quality		
Mine Area	**Seam**	**Ash (%)**	**Volatile Matter (%)**	**Sulphur (%)**
No. 12S B2 Mine	4	10.6	18.5	0.29
	5	11.2	19.0	0.68
	6	16.8	20.4	0.56
	7/8	11.5	20.8	0.40
No. 7-4 Mine	4	11.5	19.0	0.50
No. 8 Mine	11	21.8	n/a	n/a
	10	24.0	23.0	0.39
	4	16.0	20.4	0.43

Mine Area	Seam	Dry Basis (1)		
		In-Place Coal Quality		
		Ash (%)	Volatile Matter (%)	Sulphur (%)
No. 16 East Mine	8	41.4	23.0	0.41
	7	20.0	19.3	0.45
	6	22.2	20.4	0.78
	5	24.0	20.6	0.64
	4	11.3	18.5	0.40

Note:

(1) All of the percentages are presented on a dry basis except for the Volatile Matter on the In-Place Coal Quality which is presented on a dry ash free basis.

Within the Smoky River Coalfield, coal rank has the greatest impact on the value of the product. Coal rank is indicated by the volatile matter and FSI tests, which both show decreasing values as coal rank increases. While product ash can be controlled by processing, coal rank can only be controlled by blending coals from different mine areas. Coal rank is the primary determinant of the coking properties and coke yield of the product. These properties are rated by customers based on the volatile matter and FSI. In general, the coal rank follows the same trend across the Project area for all seams. The overall trend is an increase in coal rank to the northwest.

Modelling of volatile matter in the Smoky River Coalfield has established predictable Project-wide trends. In general, there is a consistent increase in volatile matter up the stratigraphic section from Seam 4 to Seam 11. This is consistent with the trend of increasing rank with increasing depth of burial in coal bearing strata. The lateral change in volatile matter within the Smoky River Coalfield can be summarized in general as increasing volatile matter or decreasing rank to the southeast.

Ash is the most variable of the key in-situ coal quality parameters. In general, the thicker coal seams are lower ash, reflecting that a more stable depositional environment is required for larger accumulations of organic material. Lower variability of ash is also apparent in thicker coal seams. Seam 4 has the overall lowest average ash and also the lowest variability in ash. Seam 4 ash is lowest in lease areas to the southwest.

Most of the sulphur in the coal seams of the Smoky River Coalfield is organically bound as opposed to pyritic or mineral bound. Washing the coal generally results in a marginal increase in the sulphur content from the in-situ level. The coal seams which typically have the highest sulphur are the thinnest coal seams (Seams 5 and 6). The thickest coal seam, Seam 4, generally has the lowest average in-situ sulphur. Unlike volatile matter, sulphur does not follow regional trends but varies mine by mine and within mining areas.

Mineral Resource and Reserve Estimates

Grande Cache developed coal seam models using primarily sectional interpretation techniques for the surface mine areas and a combination of sectional and plan based interpretation techniques for the underground areas. Three-dimensional models of the coal seams and other pertinent stratigraphic units were generated from interpreted cross-sections using 3-D solids linking computer methods in surface mine areas and thickness-mapped triangulated irregular networks ("**TINs**") in underground mine areas. Faults were interpreted using dipmeter logs and coal seam/interburden isopach interpretation.

Grande Cache determined the technical and economic limits for underground mines based on engineering analysis using seam isopach and seam iso-dip maps. Economic pit limits for surface mining were based on the determination of cut-off strip ratios on a pit by pit basis using estimates for coal and waste haul costs, by seam ROM yields, and processing and product transport costs. Lerch-Grossman pit optimization was used to determine the final design highwall location.

Grande Cache's resource and reserve estimates for the No. 12S B2 Mine, No. 7-4 Mine and No. 16 East Mine were prepared under the supervision of Geoffrey R. Jordan, P. Geol., Vice President, Operations of Norwest, acting as an independent qualified person. Grande Cache's resource and reserve estimates for the No. 8 Mine were prepared under the supervision of David R. Leslie, P. Eng., Principal Engineer of AMEC, acting as an independent qualified person. The method for resource and reserve estimation follows the requirements of NI 43-101 which defines what constitutes a mineral resource or mineral reserve and the levels of assurance by which they are categorized. NI 43-101 stipulates that the definitions and criteria of resource and reserve estimation and classification for Canadian coal properties adhere to the method of GSC 88-21. Grande Cache's method for reserve and resource estimation incorporated the following steps for both underground and surface areas:

- Construct geology maps identifying the coal limits by seam (subcrop, fault truncation and previously mined boundaries) and coal seam models of thickness and structure.
- Determine the geology type for each mining area, per GSC 88-21.
- Define deposit type for each mine area, per GSC 88-21.
- Construct the appropriate iso-value maps identifying limits to reserves and resources (seam thickness, depth of cover, seam dip and stripping ratio) based on deposit type.
- Based on geology type and coal seam data points, construct maps showing the area of each category of assurance (measured, indicated, inferred and in the case of resources, speculative) per GSC 88-21 and within the reserve/resource limits defined by the previous step and step number one.
- Calculate the geological reserve or resource volume by seam within each category of assurance, using the net area map created in the previous step for each assurance category and a computer model of the coal seam created in step number one.
- Convert the coal volume for each of the resource and reserve areas using appropriate densities based on the ash content of the coal to obtain resource and reserve tonnes for each of the measured, indicated and inferred categories.
- In the case of reserves, apply appropriate mining recoveries and processing yields, based on previous experience in the Smoky River Coalfield, to the in-place tonnes to generate the recoverable and saleable reserves.

Grande Cache generated the strip ratio isopach maps for limiting surface reserves using either a calculated net tonne ROM value for each drill hole, or the Lerch-Grossman optimized 10:1 bank cubic metres ("**BCM**"): tonne ROM pit wall. The net tonne ROM per drill hole value was gridded onto a digital surface containing the net waste thickness between the base of Seam 4 and the surface, thus allowing the construction of an iso-strip ratio map.

Limits to resources as defined by NI 43-101 can be based on assumptions if not specifically established for a deposit. Grande Cache established limits to resources for the Smoky River Coalfield based on previous mining experience on the property. Where different, these limits are more conservative than stipulated in GSC 88-21.

For surface deposits of moderate or complex type and immediate interest, GSC 88-21 stipulates a maximum strip ratio of 20:1 BCM: tonne in-place. Grande Cache has used a limiting strip ratio of 10:1 BCM: tonne ROM. For underground deposits of moderate geology type and immediate interest, GSC 88-21 stipulates a maximum depth of cover of 600 metres and a maximum dip of 30 degrees. Grande Cache has used a maximum depth of cover of 600 metres and a maximum dip of 25 degrees.

GSC 88-21 limits the thickness of a coal seam that can be included in a reserve or resource estimate. Based on previous mining experience on the property, Grande Cache used a minimum coal seam thickness slightly more conservative than the GSC 88-21 thickness for underground deposits. For underground deposits, GSC 88-21 specifies a minimum thickness of 2.0 metres for complex geology and 1.5 metres for moderate geology in the immediate interest category. Grande Cache used a minimum thickness of 2.5 metres for coal seams classified as underground deposits.

GSC 88-21 provides a density versus ash table for converting in-situ volumes to tonnes in the absence of detailed information. However, for the Smoky River Coalfield detailed information exists on in-situ coal density, based on in-situ ash. Below 10 percent ash, the density specified by GSC 88-21 is equivalent to the Grande Cache empirically defined relationship. The maximum difference between GSC 88-21 and the Grande Cache density table is 1.3 percent, with Grande Cache having the higher density estimation based on ash.

GSC 88-21 stipulates that areas of assurance be measured from a known data point. Grande Cache used only those data points surveyed with equipment capable of a resolution of less than 1.0 metre in X, Y and Z measurements. In order to be included in the resource estimate, coal must be within a specified distance from a known data point. According to GSC 88-21, a known data point can be: a surveyed coal trench, an exploration drill hole (surveyed collar location), an exploration adit, or a point of observation in a coal seam where it has been mined.

For underground deposits in the moderate geology type, GSC 88-21 defines the measured assurance category as within 450 metres of a data point, and the indicated assurance category as between 450 and 900 metres of a data point.

For surface deposits in the complex geology type, GSC 88-21 defines the assurance categories as follows:

- Measured: average spacing along the cross-section must be no more than 100 metres, maximum spacing along the cross-section is 200 metres, and the area of influence is 75 metres on each side of the cross-section.
- Indicated: average spacing along the cross-section must be no more than 200 metres, maximum spacing along the cross-section is 400 metres, and the area of influence is 150 metres on each side of the cross-section.
- Inferred: average spacing along the cross-section must be no more than 400 metres, maximum spacing along the cross section is 800 metres, and the area of influence is 300 metres on each side of the cross-section.

Resources

Based on the resource and reserve classification method specified in GSC 88-21, all Grande Cache surface deposits are classified as complex geology type. Since this is an area with developed transportation and processing infrastructure, all resources can be classified as Immediate Interest.

The Norwest Report identified 9.7 million tonnes of measured, 2.7 million tonnes of indicated and 0.2 million tonnes of inferred resources of immediate interest in the No. 12S B2 Mine area.

The AMEC Report identified 14 million tonnes of measured, 6.4 million tonnes of indicated and 20.3 million tonnes of inferred resources of immediate interest in the No. 8 Mine area.

Feasibility and pre-feasibility studies have been performed on the resources for the No. 12S B2 Mine, No. 7-4 Mine, No. 8 Mine and No. 16 East Mine.

Reserves

The table below summarizes Grande Cache's metallurgical coal reserves (i) in respect of the No. 12S B2 Mine area as of August 24, 2004, as evaluated in the Norwest Report; (ii) in respect of the No. 7-4 Mine and No. 16 East Mine areas as of March 1, 2004, as evaluated in the WIMC Report; and (iii) in respect of the No. 8 Mine area as of June 29, 2005, as evaluated in the AMEC Report. Based on the resource and reserve classification method specified in GSC 88-21, the No. 7-4 Mine reserves are classified as moderate geology type reserves and the No. 12S B2 Mine, No. 8 Mine and No. 16 East Mine reserves are classified as complex geology type reserves. All of the coal reserves are low volatile bituminous in rank and are primarily of metallurgical quality with minor amounts of oxidized metallurgical coal along the seam outcrops.

		Reserves (1) (Million Tonnes)		
Deposit Type	**Mine Area**	**In-Place (2)**	**Recoverable (3)**	**Saleable (4)**
Surface	No. 12S B2 Mine	4.23	4.32	3.36
Underground	No. 7-4 Mine	9.75	6.82	5.22
Surface	No. 8 Mine	13.60	13.20	9.60
Surface	No. 16 East Mine	19.07	13.92	10.44
Total		40.65	38.26	28.62

Notes:

(1) "Reserves" means coal quantities that are anticipated to be mineable utilizing existing technology, under prevailing economic conditions, and which have no legal impediments to mining. The reserves for the No. 8 Mine area and No. 16 East Mine area are in the "Not in Active Mines" category.

(2) "Reserves In-Place" means that in-situ portion of the resources which is within a planned underground or surface mine and meets the assurance definition of either measured or indicated.

(3) "Reserves Recoverable" means that portion of the Reserves In-Place plus OSD that can be extracted by conventional underground or surface mining technology.

(4) "Reserves Saleable" means that portion of the Reserves Recoverable that remains after processing operations.

INDUSTRY CONDITIONS

Grande Cache is regulated by federal, provincial and local laws regarding such diverse matters as employee health and safety, permitting and licensing, and protection of the environment. In addition, future consumers of Grande Cache's products are subject to regulation regarding the manner in which they use certain of Grande Cache's products and changes in these regulations could affect the demand for such products.

Alberta and the Canadian federal government have established approval processes, environmental standards and reclamation guidelines specific to the coal industry. Mining activities in Alberta are monitored by regulatory authorities, including the AEUB and Alberta Environment. Examples of federal and provincial legislation that govern Grande Cache's operations include the *Fisheries Act* (Canada), the *Canadian Environmental Protection Act, 1999*, the *Coal Conservation Act* (Alberta), the EPEA and the *Water Act* (Alberta).

Grande Cache's policy is to minimize the impact of its operations on the environment through its policies and practices, and to comply with applicable laws and regulations.

Outlined below are some of the principal aspects of legislation and regulations governing Grande Cache's coal mining operations in Alberta.

Real Property and Mining Taxes

The real property holdings of Grande Cache are held through Alberta Crown coal leases. Alberta Crown coal leases are granted, under the *Mines & Minerals Act* (Alberta), for a term of 15 years and are renewable, subject to, the regulations in force at the time of renewal, terms and conditions prescribed by order of the Alberta Minister of Energy and consideration of remaining coal reserves. Annual lease rental rates are $3.50 per hectare. Bituminous coal under Crown coal lease is subject to royalties which are levied based on mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of one percent of the mine-mouth value of marketable coal produced from the Crown coal leases per month. Following the date when the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and a 10 percent return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which is equivalent to 13 percent of the net revenue earned from Crown leases for a calendar year.

Permits, Licenses and Approvals

Mine sites require numerous permits, licenses and approvals in order to operate, and various regulatory authorities supervise mining operations to ensure that the conditions and standards which apply to mining activities are adhered to. Operation of Grande Cache's properties will require regular and open communication between management and regulatory authorities as existing permits, licenses and approvals require periodic updating and renewal. New applications will be filed from time to time in order to commence and expand mining operations. In this regard, Grande Cache will be required to submit detailed mining and environmental data in order to commence, renew and extend mining activities.

Grande Cache's area of operations will be contained within the boundaries of the mine permit designated by AEUB. The main mine operating approval required by the AEUB is a mine license issued under the *Coal Conservation Act* (Alberta). The mine license establishes conformance with an engineered mine plan.

Mining operations also require a number of approvals issued pursuant to the EPEA, which regulates the environmental aspects of mine and coal handling operations, the reclamation of mine land, the deposit of waste and the discharge of various substances resulting from mining operations, and the *Water Act* (Alberta), which regulates water use, and the diversion or alteration of watercourses. The EPEA approval will require that land disturbed in connection with mining operations be reclaimed by Grande Cache.

Grande Cache's operations in Alberta are also subject to the *Fisheries Act* (Canada) which prohibits the deposit of a toxic substance into waters that are inhabited by fish and the destruction of fish habitat. Provisions of the *Fisheries Act* (Canada) require that a permit be obtained to allow new activities or discharges that may impact aquatic habitats, including new operations at river and stream crossings. Further, new operations at rivers, streams or other bodies of water may require an approval under the *Navigable Waters Protection Act* (Canada). Other federal statutes that apply to Grande Cache's operations include the *Canadian Environmental Protection Act, 1999*, which regulates the use of substances that are considered to be toxic, and the *Explosives Act* (Canada), which regulates the use of explosives.

Other than as set forth in "Risk Factors", Grande Cache is not aware of any matters which would hinder its ability to obtain or renew the permits, licenses and approvals which it requires.

Environmental Assessment

Under both Canadian federal and provincial laws, new mining projects and significant expansions to existing mines are subject to environmental assessment legislation that establishes a formal regulatory structure for assessing existing environmental conditions, identifying potential environmental impacts from the proposed mining operation and developing extensive environmental management programs to mitigate significant impacts. Approvals of new projects and the expansion of existing approvals often are not granted until an environmental assessment is completed, including consultation with members of the public and other affected stakeholders.

The approval of a new mine or the modification of an existing coal mine in Alberta is subject to the environmental assessment procedures set out under the EPEA and the regulations made thereunder. Pursuant to this legislation, any project that may have a significant adverse effect upon the environment can be required to undergo an environmental assessment if it is in the public interest to do so.

Under the *Canadian Environmental Assessment Act*, the requirement for an environmental assessment can be triggered if the mining project involves federal lands, aboriginal reservations, federal monies or requires a federal license, permit or approval.

Occasionally, a mining project will fall under both the provincial and federal environmental assessment regimes. Bilateral cooperation agreements between the federal government and certain provinces, including Alberta, provide a framework for coordinating and streamlining the environmental assessment process for projects that require an environmental assessment by both levels of government. As a result, a project will undergo a single environmental assessment that meets the legal requirements of both the provincial and federal government.

Releases

Federal and provincial environmental legislation regulates the discharge or release of substances into the environment. Generally, these regulations prohibit unauthorized releases that have an adverse effect or potentially adverse effect on or otherwise impair the environment. Grande Cache has provision for an Environmental Management System ("**EMS**") that incorporates measures to prevent unauthorized releases and appropriate emergency response procedures and training programs to minimize any environmental impact from its operations. The EMS will be formalized in accordance with the terms and conditions of the EPEA approval. The EMS will be an integral part of Grande Cache's mining operations and aid in the continual improvement of environmental performance. Grande Cache will identify regulatory and environmental aspects of its business, implement standard practices and procedures, train employees and maintain adequate emergency response capabilities for environmental matters. Grande Cache's corporate EMS will incorporate major elements of the ISO 14001 program such as tracking its record of environmental compliance. Grande Cache's corporate goal is to achieve environmentally responsible operations and full compliance with all applicable environmental laws.

Reclamation Activities

Many of the mining approvals that Grande Cache needs in order to undertake mining activities require that Grande Cache reclaim the land disturbed as a result of mining. Reclamation of mined land is a priority for Grande Cache.

In Alberta, reclamation activities are governed by the approval issued under the EPEA. Mine operators are required to submit an annual report to the AEUB and Alberta Environment that includes a report on reclamation activities. Inspectors from Alberta Environment regularly inspect sites to confirm compliance with approved reclamation plans.

The Alberta Government requires security to be posted for reclamation obligations based on forecasted costs to reclaim mined sites. This requirement for security is often satisfied by posting letters of credit issued by a Canadian chartered bank.

Aboriginal Rights Claims

Canadian courts have recognized that aboriginal peoples may continue to have certain rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded which extinguish those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

The Aseniwuche Winewak Nation of Canada has identified a traditional land use area that encompasses a broad area of west central Alberta, including Grande Cache's lease areas. The Aseniwuche Winewak Nation of Canada strives to achieve economic enhancement for its constituents. The Corporation and the Aseniwuche Winewak Nation signed a joint agreement in January 2004 covering areas of mutual support and environmental monitoring. The Corporation has also engaged in discussions with the Local Counsel #1994 of the Metis Nation of Alberta in respect of a joint agreement regarding mutual support and environmental monitoring.

RISK FACTORS

An investment in the Corporation's securities should be considered highly speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and mining of, coal reserves. An investment in the Corporation's securities involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this Annual Information Form before making an investment decision.

Exploration, Development and Production Risks

Coal mining operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Grande Cache depends on its ability to find, acquire, develop and commercially produce coal. A future increase in Grande Cache's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Grande Cache will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Grande Cache may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that commercial quantities of coal will be discovered or acquired by Grande Cache.

Establishment of a coal reserve and development of a coal mine does not assure a profit on the investment or recovery of costs. In addition, mining hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Coal exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as environmental hazards and industrial accidents, each of which could result in substantial damage to mines, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Grande Cache is not fully insured against all of these risks, nor are all such risks insurable. Although Grande Cache maintains liability insurance in an amount that it considers consistent with industry practice for a company in the exploration and development stage, the nature of these risks is such that liabilities could exceed policy limits, in which event Grande Cache could incur significant costs that could have a material adverse effect upon its financial condition. Coal mining operations are also subject to all the risks typically associated with such operations, including encountering unexpected mining conditions, pit wall slides and pit flooding. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Stage of Development

Grande Cache does not have a significant operating history. Grande Cache is not currently operating profitably and Grande Cache has never earned a profit. As a result, there can be no assurance that Grande Cache will be able to develop and operate its properties, or any one of them, profitably, or that its activities will generate positive cash flow. As a result of Grande Cache's lack of operating history, it faces many of the risks inherent in starting a new business.

Coal exploration and mining involves a high degree of risk. The amounts attributed to Grande Cache's interest in its properties reflected in its financial statements represent acquisition and exploration and development expenses and should not be taken to represent realizable value. Hazards such as unusual or unexpected mining conditions are involved.

Fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines. Unknowns with respect to market demand, coal pricing and mining conditions are involved. Existing and future environmental laws may cause additional expenses and delays in Grande Cache's activities, and they may render Grande Cache's properties uneconomic. Grande Cache has limited liability insurance, and Grande Cache may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on Grande Cache's financial position.

Competition

The coal mining industry is competitive in all its phases. Grande Cache competes with numerous other participants in the search for, and the acquisition of, coal properties and in the marketing of coal. Grande Cache's competitors include coal mining companies that have substantially greater financial resources, staff and facilities than those of Grande Cache. Grande Cache's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects. Competitive factors in the distribution and marketing of coal include price and methods and reliability of delivery.

Coal Price and Volume Volatility

Grande Cache's financial condition will be directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond the control of Grande Cache including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions. In the past, there have been periods of oversupply of metallurgical coal in the market, which have resulted in price decreases. An oversupply of metallurgical coal in world markets or a general downturn in the economies of any of Grande Cache's significant markets would have a material adverse effect on the financial condition of Grande Cache. Grande Cache's dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions which is beyond the control of Grande Cache. The combined effects of any or all of these factors on coal price or volume is impossible for Grande Cache to predict. If realized coal prices fall below the full cost of production of any of Grande Cache's operations and remain at such level for any sustained period, Grande Cache will experience losses and may decide to discontinue that operation forcing Grande Cache to incur closure and/or care and maintenance costs, as the case may be.

Dependence Upon the Steel Industry

Substantially all of the metallurgical coal that Grande Cache produces is sold to steel producers. The steel industry's demand for metallurgical coal is affected by a number of factors including the cyclical nature of that industry's business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for metallurgical coal, which would have a material adverse effect upon Grande Cache. Similarly, if less expensive ingredients could be used in substitution for metallurgical coal in the integrated steel mill process, the demand for metallurgical coal would materially decrease, which would also materially and adversely affect Grande Cache.

Coal Transportation

The majority of coal that is produced by Grande Cache is exported outside of North America. Grande Cache's mines are located more than 1,000 kilometres from seaports and are all serviced by a single rail system. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation and other costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. All of the metallurgical coal production from Grande Cache is transported to port facilities by Savage Alberta Railway and CN and loaded on to vessels in Vancouver at Westshore Terminals. Contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels, weather problems or other factors that prevent Savage Alberta Railway, CN or Westshore Terminals from providing their services could seriously impact Grande Cache's financial condition. In addition, significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production above realized coal prices. To the extent such increases are sustained, Grande Cache could experience losses and may decide to discontinue production, forcing Grande Cache to incur closure and/or care and maintenance costs, as the case may be.

Shortage of Mining Equipment

The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. As a result, future operations could be adversely affected if Grande Cache encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Grande Cache is unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected.

Foreign Currency Exchange

Grande Cache's operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since the vast majority of Grande Cache's operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce Grande Cache's realized Canadian dollar-selling price thereby reducing the profitability of Grande Cache and such reduction could be material. In addition, the relative exchange rate fluctuation between the Canadian dollar and the currencies of Grande Cache's international competitors will impact the ability of Grande Cache coal products to compete in foreign markets.

Additional Funding Requirements

Grande Cache anticipates making substantial capital expenditures for the acquisition, exploration, development, production and acquisition of coal reserves in the future. Grande Cache will have to obtain additional debt or equity financing to the extent that the capital expenditures are not funded by internally generated cash flow. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Grande Cache. The inability of Grande Cache to access sufficient capital for its operations could have a material adverse effect on Grande Cache's financial condition, results of operations or prospects.

Dependence on Major Customers

The metallurgical coal industry is characterized by a relatively small number of customers worldwide. A loss of, or a significant reduction in, purchases by any of Grande Cache's largest customers could adversely affect Grande Cache's revenue.

Personnel

None of Grande Cache's personnel are currently unionized, however, some or all of such personnel may become unionized. In addition, the contract miner at the No. 12S B2 Mine and the rail carriers and port facilities on which Grande Cache is dependent to deliver coal to its customers are unionized. Strikes, lockouts or other work stoppages or slow-downs involving the unionized employees of its contract miner at the No. 12S B2 Mine or those of its key service suppliers could have a material adverse effect upon Grande Cache's revenues.

In addition, Grande Cache's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Grande Cache. Grande Cache does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grande Cache are likely to be of central importance. In addition, the competition for qualified personnel in the coal mining industry is intense and there can be no assurance that Grande Cache will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Grande Cache.

Title to Assets

Grande Cache's properties may be subject to native land claims or government regulations. Although title reviews may be conducted prior to the purchase of coal properties, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Grande Cache's claim which could result in a reduction or extinguishment of the revenue received by Grande Cache.

Reserve Estimates

While the estimates of reserves included in this Annual Information Form have been prepared in accordance with industry standards and applicable law based on information which Grande Cache believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves. For example, the estimation of reserves in accordance with applicable standards involves a determination of economic recovery of minerals, which in turn requires Grande Cache to make assumptions regarding the future price of Grande Cache's products and the cost of recovery, as well as other factors that are beyond Grande Cache's control. Market price fluctuations for coal as well as increased production costs or reduced recovery rates, may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves. Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different coal qualities, may adversely affect Grande Cache's future results of operations and financial condition.

For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of Grande Cache's reserves, may vary materially from estimates. The estimates of reserves described in this Annual Information Form therefore may not accurately reflect Grande Cache's actual reserves and may need to be restated in the future.

Grande Cache's profitability will depend substantially on Grande Cache's ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. Grande Cache will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of Grande Cache.

Grande Cache has extensive coal properties that are undeveloped. Authorization from federal, provincial or state governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Grande Cache will be able to obtain the necessary authorizations to develop resource properties in the future and this may adversely affect Grande Cache's future results of operations and financial condition.

Mining Risks and Insurance

Grande Cache's exploration, development and mining operations are subject to conditions beyond Grande Cache's control which can affect the cost of exploration, development and mining at particular sites for varying lengths of time. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. In this regard, Grande Cache maintains insurance against risks that are typical in the mining industry. In addition, Grande Cache has insured its physical assets on a replacement cost basis and purchased liability insurance at levels it believes to be reasonable. However, there is no guarantee that such insurance coverages will be adequate in all cases. The payment of uninsured liabilities would reduce the funds available to Grande Cache.

The occurrence of a significant event that Grande Cache is not fully insured against, or the insolvency of the insurer of such event, could have the material adverse effect on Grande Cache's financial position, results of operations or prospects.

Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not available at reasonable economic rates to Grande Cache or to other companies within the industry. To the extent that Grande Cache is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to Grande Cache. Should Grande Cache be unable to fully fund the cost of remedying an environmental problem, Grande Cache may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Changes in Legislation

There can be no assurance that income tax laws, royalty regulation and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects Grande Cache. There can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favour Grande Cache's competitors leading to reduced international coal prices and demand for coal products that Grande Cache intends to produce.

Government Regulation

Government authorities regulate the coal mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. This legislation has had and will continue to have a significant effect on Grande Cache's operations and competitive position. Future legislation may also adversely impact Grande Cache's operations by hindering the Corporation's mining operations or by increasing its costs. Grande Cache's lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining of and exploration of mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of Grande Cache's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Grande Cache must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. See "Industry Conditions".

The burning of coal results in the production of various combustion products including sulphur oxides, nitrous oxides and carbon dioxide. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Canada, as a party to the International Convention on Climate Change, has stated its intention to reduce overall greenhouse gas emissions to 6% less than 1990 levels by no later than 2012. Many other countries are also party to the International Convention on Climate Change and have announced similar intentions to limit greenhouse gas emission. The carrying out of these intentions could reduce demand for Grande Cache's coal products which in turn could have a material adverse effect on Grande Cache's future results of operations and financial condition.

Permits and Permitting Process

Mining companies must obtain numerous permits, licenses and approvals that strictly regulate access, environmental and health and safety and other matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances. Also private individuals and the public at large possess rights to comment on and otherwise engage in the permitting, licensing and approval process, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by Grande Cache to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict Grande Cache's ability to conduct its mining operations or to do so profitably.

United Nations Framework Convention on Climate Change

Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors. While the United States has decided that it will not ratify the Kyoto Protocol, an international agreement which sets limits on greenhouse gas emissions from certain signatory countries, the Canadian Parliament has voted to ratify this agreement. Should this agreement enter into force, Canada will be committed to limiting its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed to limit.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Grande Cache depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. A significant proportion of Canada's industrial sector faces a similar situation. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs contemplated or their potential effects on the operations of Grande Cache. Most of Grande Cache's products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions would negatively affect in a material adverse way the demand for coal as well as increase production and transportation costs.

Environmental

All phases of the coal mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with coal mining operations. The legislation also requires that mines and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Grande Cache to incur costs to remedy such discharge. Although Grande Cache believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Grande Cache's financial condition, results of operations or prospects. See "Industry Conditions".

Dividends

To date, Grande Cache has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of Grande Cache's earnings, financial requirements and other conditions existing at such future time.

Conflicts of Interest

Certain directors of Grande Cache are also directors of other mineral resource companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Conflicts of Interest".

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the shares in Grande Cache's share capital.

Common Shares

Grande Cache is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Grande Cache. Subject to the rights of the holders of Preferred Shares and any other shares having priority over the Common Shares, holders of Common Shares are entitled to dividends if, as and when declared by the board of directors and upon liquidation, dissolution or winding-up to receive the remaining property of Grande Cache.

Preferred Shares

Grande Cache is authorized to issue an unlimited number of preferred shares issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Grande Cache prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of Grande Cache, whether voluntary or involuntary, the preferred shares are entitled to preference over the Common Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the Common Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

MARKET FOR SECURITIES

Grande Cache's Common Shares are listed on the TSX under the symbol "GCE". The price ranges and volumes traded on the TSX during each month of Grande Cache's most recently completed financial year as reported by the TSX is set forth below.

	Price Range ($)		
	High	Low	Trading Volumes
2004			
May [(1)]	3.30	2.55	5,641,182
June	4.00	2.90	6,447,293
July	4.10	3.40	2,815,617
August	5.24	3.67	7,030,477
September	6.10	4.65	7,331,474
October	7.55	5.70	9,099,688
November	14.90	7.15	15,130,636
December	17.47	11.30	11,360,095
2005			
January	16.00	11.52	8,142,880
February	14.94	11.53	5,675,834
March	14.24	8.90	4,620,271

Note:

(1) Grande Cache's Common Shares commenced trading on the TSX on May 12, 2004.

DIVIDEND POLICY

The Corporation's current policy is to retain future profits for growth. As a result, no dividends have been paid on the Corporation's shares during the three most recently completed financial years. The Corporation's dividend policy is reviewed periodically by the board of directors and is subject to change, depending on earnings of the Corporation, financial requirements and other factors, as appropriate. As at the date hereof, the Corporation does not intend to change its dividend policy. There are no restrictions that could prevent the Corporation from paying dividends.

HUMAN RESOURCES

Grande Cache had 130 full-time employees at March 31, 2005, seven of which were located at the Corporation's head office in Calgary.

The Corporation requires extensive knowledge in the areas of mine development and mineral processing. Mine development includes all functions necessary to economically develop the mine, extract the coal from the earth and deliver it to the coal processing plant. Mineral processing includes all functions that result in cleaning and preparing the coal for delivery after extracting it from the mine.

The Corporation's senior management personnel possess the necessary skills and experience to efficiently perform these functions. Through their leadership, practical training is provided to employees to supplement their formal technical training to ensure qualified candidates exist to fill future management positions. In order to attract individuals who possess the necessary technical training, the Corporation actively participates in university work programs and recruitment initiatives.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information in respect of Grande Cache's directors and executive officers.

Name and Province and Country of Residence	Positions and Offices Held with Grande Cache	Principal Occupations During the Five Preceding Years	Period of Service as Director
Robert H. Stan [3] Alberta, Canada	President and Chief Executive Officer and Director	President (since February 2001) and Chief Executive Officer (since September 2002) of Grande Cache. From April 1, 2000 to February 2001, Vice-President of Westpine Inc. (a private mining investment company). Prior to March 31, 2000, Vice-President, Marketing and Business Development of SRCL (a private metallurgical coal producer).	July 2000 to present
Robert G. Brawn [1][2][3] Alberta, Canada	Chairman and Director	President of 738831 Alberta Ltd. (a private investment company) since May 20, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy Inc., a wholly owned subsidiary of Acclaim Energy Trust. Prior thereto, Chairman of Danoil Energy Ltd. (a predecessor of Acclaim Energy Inc.).	March 2001 to present
Barry T. Davies Alberta, Canada	Director	President of Westpine Inc. (a private mining investment company) since April 1, 2000. From June 1997 to March 31, 2000, President and Chief Operating Officer of SRCL.	July 2000 to present
Donald J. Douglas [1][2] Alberta, Canada	Director	President and Chief Executive Officer of United Inc. (a private property development company).	March 2001 to present
Donald R. Seaman [1][2][3] Alberta, Canada	Director	President of D.R.S. Resource Investments Inc. (a private investment company).	March 2001 to present

Name and Province and Country of Residence	Positions and Offices Held with Grande Cache	Principal Occupations During the Five Preceding Years	Period of Service as Director
Thomas E. Pierce Alberta, Canada	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Grande Cache since March 15, 2004. From 1992 to March 15, 2002, various senior financial positions with Fording Coal Limited, Fording Inc., Fording Canadian Coal Trust and Elk Valley Coal Corporation.	-
Eugene Wusaty Alberta, Canada	Vice-President, Operations, General Manager and Chief Operating Officer	Vice-President, Operations, General Manager and Chief Operating Officer of Grande Cache since March 1, 2004. From March 2003 to March 1, 2004, Manager, Mining for Elk Valley Coal Corporation. Prior thereto, Manager, Mining for Fording Coal Limited from November 1988 to February 2003.	-
Anita L. Roncin Calgary, Alberta	Controller	Controller of Grande Cache since July 1, 2004. Manager, Financial Reporting and Accounting as well as other financial positions at Fording Inc. and Elk Valley Coal Corporation from April 2002 to June 2004. Prior thereto, Chartered Accountant with PricewaterhouseCoopers LLP.	-
Fred D. Davidson Alberta, Canada	Corporate Secretary	Partner (since January 2002), and prior thereto, Associate, Burnet, Duckworth & Palmer LLP (a law firm).	-

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.

As at June 29, 2005, the directors and executive officers of Grande Cache as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 2,907,052 Common Shares, representing approximately 7.2% of the outstanding Common Shares.

The term of office of each of the directors expires at the next annual meeting of shareholders of the Corporation to be held on August 17, 2005.

Robert H. Stan, the President, Chief Executive Officer and a director of the Corporation, was the Vice-President, Marketing and Business Development of SRCL from July 1997 to March 31, 2000. On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. PricewaterhouseCoopers Inc. was appointed the receiver of SRCL. SRCL's assets were sold through a sealed-bid process conducted from May through October 2000. Barry T. Davies, a director of the Corporation, was the President and Chief Operating Officer of SRCL from June 1997 to March 31, 2000.

CONFLICTS OF INTEREST

Certain directors of the Corporation are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation. Grande Cache is not aware of any existing or potential material conflicts of interest between Grande Cache and any director or officer of Grande Cache.

INTERESTS OF EXPERTS

Other than WIMC, Norwest and AMEC, Grande Cache's independent mining consultants (collectively, the "**Experts**"), no person or company is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by Grande Cache during, or relating to, Grande Cache's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company.

There are no registered or beneficial interests, direct or indirect, in any securities or other property of Grande Cache or of one of Grande Cache's associates or affiliates (i) held by the Experts when the Experts prepared the statements, reports or valuations, (ii) received by the Experts after the time that the Experts prepared the statements, reports or valuations, or (iii) to be received by the Experts. In addition, no director, officer or employee of the Experts is or is expected to be elected, appointed or employed as a director, officer or employee of Grande Cache or of any associate or affiliate of Grande Cache.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee of the Corporation is comprised of Donald J. Douglas (Chair), Robert G. Brawn and Donald R. Seaman. The following table sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
Donald J. Douglas Calgary, Alberta	Yes	Yes	Mr. Douglas is the President of United Inc., a private property development company, a position which he has held since it commenced operations in July 1993. Mr. Douglas has been, and continues to be, a director of numerous investment and management companies in Alberta, and serves as a director of certain non-profit and charitable organizations. Mr. Douglas holds a Masters of Business Administration from IMEDE Management Development Institute in Lausanne, Switzerland and a Bachelor of Commerce from the University of Alberta.
Robert Brawn Calgary, Alberta	Yes	Yes	Mr. Brawn has over 42 years experience in the oil and gas industry. Mr. Brawn has served as a director of a number of publicly listed entities and currently serves as a director of Acclaim Energy Trust, Parkland Income Trust and The Forzani Group Ltd., all of which are listed on the TSX. Mr. Brawn has been the President of 738831 Alberta Ltd., a private investment company, since May 30, 2003. From April 20, 2001 until May 30, 2003, Mr. Brawn was the Chairman of Acclaim Energy Inc., a wholly-owned subsidiary of Acclaim Energy Trust. Prior thereto Mr. Brawn was the Chairman of Danoil Energy Ltd., a predecessor of Acclaim Energy Inc. Mr. Brawn received a Bachelor of Science, Engineering from the University of Alberta in 1958.

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
Donald R. Seaman Calgary, Alberta	Yes	Yes	Mr. Seaman has over 50 years experience in the oil and gas industry. Mr. Seaman is the President of D.R.S. Resource Investments Inc., a private investment company. Mr. Seaman has served as a director of a number of publicly listed entities and currently serves as a director of CCR Technologies Ltd., a TSX listed company, Titan Digital Corporation and Western Lakota Energy Services Inc., companies listed on the TSX Venture Exchange. Mr. Seaman received a Bachelor of Science, Mechanical Engineering from the University of Saskatchewan in 1947.

Audit Committee Mandate and Terms of Reference

The text of the Mandate and Terms of Reference of the Audit Committee is appended as Schedule "A" to this Annual Information Form.

Pre-Approval of Policies and Procedures

Under the Mandate and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Audit Committee has determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to the Corporation by Collins Barrow Calgary LLP and in such case, only with the prior approval of the Audit Committee.

External Auditor Service Fees

The following table sets forth the audit service fees billed by Grande Cache's external auditor, Collins Barrow Calgary LLP, for the periods indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Audit Fees		
Fiscal Year Ended March 31, 2005	$68,000	Audit of consolidated financial statements
Fiscal Year Ended March 31, 2004	$13,000	Audit of consolidated financial statements
Audit – Related Fees		
Fiscal Year Ended March 31, 2005	$20,000	Review of interim consolidated financial statements
Fiscal Year Ended March 31, 2004	$Nil	
Tax Fees		
Fiscal Year Ended March 31, 2005	$Nil	
Fiscal Year Ended March 31, 2004	$3,000	Various taxation matters
All Other Fees		
Fiscal Year Ended March 31, 2005	$12,543	Various matters related to initial public offering, private placement and other issues
Fiscal Year Ended March 31, 2004	$24,422	Various matters related to initial public offering, private placement and other issues

LEGAL PROCEEDINGS

There are no material legal proceedings to which Grande Cache is a party or of which any of its property is the subject, nor are any such proceedings known to Grande Cache to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Grande Cache, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Grande Cache's outstanding voting securities, and no associate or affiliate of any of the persons or companies referred to above, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Grande Cache except as disclosed elsewhere in this Annual Information Form and as follows:

1. On March 22, 2004, $378,750 of contingent management fees owing to Westpine Inc., a company one-half indirectly owned by Robert H. Stan (the President, Chief Executive Officer and a director of Grande Cache) and his spouse and one-half indirectly owned by Mr. Davies (a director of Grande Cache) and his spouse, was converted into 366,334 Common Shares of Grande Cache.

2. Fred Davidson, the Corporate Secretary of Grande Cache, is a Partner of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to Grande Cache.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only contracts that are material to Grande Cache and that were entered into within the most recently completed financial year, or before the most recently completed financial year, and which are still in effect are the following:

1. the Regulatory Escrow Agreement and the Voluntary Escrow agreement referred to under "Escrowed Securities"; and

2. a shareholder protection rights plan agreement dated May 27, 2005 between the Corporation and Computershare Trust Company of Canada (the "**Plan**"), which Plan is similar to existing shareholder protection rights plans adopted by other Canadian public companies. The objectives of the Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and equitably in connection with any takeover bid for the Corporation. The Plan discourages discriminatory, coercive or unfair takeovers of the Corporation and gives the board of directors time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares of the Corporation.

   In order to implement the Plan, the board of directors of the Corporation authorized the issuance of one right (a "**Right**") in respect of each Common Share of the Corporation outstanding at the close of business on May 27, 2005 (the "**Record Time**"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, rights certificates will not be distributed to shareholders.

   Rights will expire on the earlier of redemption or termination, as hereinafter described, or following the close of the annual general meeting of shareholders of the Corporation in 2008, unless shareholders at that meeting reconfirm the Plan for additional time.

   If a person or a group acting in concert (an "**Acquiring Person**") acquires (other than pursuant to an exemption available under the Plan) beneficial ownership of 20% or more of the Common Shares (a "**Flip-in Event**") otherwise than pursuant to a takeover bid permitted by the Plan (a "**Permitted Bid**"), Rights (other than those held by such Acquiring Person which will become void) will separate from the Common Shares and permit the holder thereof to purchase Common Shares at a 50% discount to their market price.

The requirements of a "Permitted Bid" include the following:

(a) the takeover bid must be made by means of a takeover bid circular;
(b) the takeover bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;
(c) the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 50 days following the date of the takeover bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;
(d) the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and
(e) the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Plan allows for a competing Permitted Bid (a "**Competing Permitted Bid**") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

A person, or a group acting in concert, who is the beneficial owner of 20% or more of outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Plan). A person does not become an Acquiring Person by virtue of having entered into an agreement (a "**Permitted Lock-Up Agreement**") with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;
(b) the shareholder who has agreed to tender voting shares to the takeover bid (the "**Lock-Up Bid**") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where the offer price or value of the consideration payable under the other takeover bid or transaction is for higher consideration per share than that at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 5% higher than the offer price under the Lock-Up Bid; and
(c) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration payable under another takeover bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

At any time prior to the Rights becoming exercisable, the board of directors may waive the operation of the Plan with respect to certain events before they occur, including in connection with a takeover bid. If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting shares on the terms which the board of directors considers fair to all shareholders. Any waiver of the application of the Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 10 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting shares, the board of directors may, prior to the occurrence of a

Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

The board of directors may at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Plan.

The issuance of Rights is not dilutive and will not affect reported earnings or cash flow per share until the rights separate from the underlying Common Shares and become exercisable or until the exercise of the rights. The issuance of the rights will not change the manner in which shareholders currently trade their Common Shares.

The Plan is subject to subject to approval of the Toronto Stock Exchange, and requires confirmation by Grande Cache shareholders within six months of May 27, 2005. If the Plan is not confirmed by shareholders, the Plan and all outstanding Rights will terminate and be void and of no further force and effect. It is intended that the Plan will be considered by shareholders at the annual and special meeting of shareholders scheduled for August 17, 2005 (the "**Meeting**").

The Corporation may, prior to the date of the Meeting, without the approval of the holders of rights or Common Shares, supplement, amend, vary or delete any of the provisions of the Plan and may, after the date of the Meeting (provided the Plan is confirmed by shareholders at such meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Plan.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is Grande Cache's transfer agent and registrar. The registers of transfers of Grande Cache's Common Shares are located in Calgary, Alberta and Toronto, Ontario.

ESCROWED SECURITIES

The following table sets forth details regarding the number of securities of Grande Cache which, to the knowledge of Grande Cache are held in escrow.

Designation of Class	Number of Securities Held in Escrow [(1)(2)]	Percentage of Class [(3)]
Common Shares	966,419	2.4%
Options to purchase Common Shares	237,500	12.8%

Notes:

(1) Pursuant to an escrow agreement (the "**Regulatory Escrow Agreement**") dated as of May 12, 2004 among the Corporation, Computershare Trust Company of Canada (the "**Regulatory Escrow Agent**") and the Escrowed Securityholders in the form required by National Policy 46-201, an aggregate of 966,419 Common Shares and options to purchase an aggregate of 237,500 Common Shares (collectively, the "**Escrowed Securities**") owned by the Escrowed Securityholders are deposited in escrow with the Regulatory Escrow Agent. The Regulatory Escrow Agreement provides that the Escrowed Securities will be released from escrow and deposited pursuant to terms of the Voluntary Escrow Agreement on November 12, 2005.

(2) Pursuant to an agreement (the "**Voluntary Escrow Agreement**") dated as of May 12, 2004 among Burnet, Duckworth & Palmer LLP (the "**Voluntary Escrow Agent**"), Salman Partners Inc. and the Escrowed Securityholders, the Escrowed Securityholders agreed to deposit in escrow with the Voluntary Escrow Agent the Escrowed Securities as they are released from the Regulatory Escrow Agreement which Escrowed Securities may be released to the Escrowed Securityholders only with the consent of Salman Partners Inc., except as provided below: (a) the Voluntary Escrow Agent shall automatically release all of the Escrowed Securities from escrow on the earlier to occur of: (i) the sale of all or substantially all of the shares or assets of the Corporation; and (ii) November 12, 2005; (b) a holder of Escrowed Securities may direct the Voluntary Escrow Agent to tender any or all of the holders' Escrowed Securities to a take-over bid made to all or substantially all of the holders of Common Shares pursuant to which the offeror, if successful, will control directly or indirectly greater than 50% of the votes attaching to all of the outstanding Common Shares; (c) the Escrowed Securities may be transferred to such person, firm or corporation as shall be legally entitled to be or become the registered owner thereof by reason of the bankruptcy, liquidation, receivership or death of the holder; (d) the Escrowed Securities may be pledged or transferred in order to secure the *bona fide* indebtedness of a holder to a bank, trust corporation or other financial

institution; and (e) the Escrowed Securities may be sold, assigned or transferred to an associate of the holder (as that term is defined in the *Securities Act* (Alberta)).

(3) The 966,419 Common Shares which are subject to escrow represent approximately 2.4% of the outstanding Common Shares as at June 29, 2005. The options to purchase 237,500 Common Shares which are subject to escrow represent approximately 12.8% of the outstanding options to purchase Common Shares as at June 29, 2005.

PRIOR SALES

There is no class of securities of Grande Cache that is outstanding but not listed or quoted on a marketplace.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Grande Cache's securities and securities authorized for issuance under equity compensation plans is contained in Grande Cache's information circular for its annual meeting of shareholders held on August 11, 2004. Additional financial information is provided in Grande Cache's audited consolidated financial statements and management's discussion and analysis for the financial year ended March 31, 2005.

Additional information relating to Grande Cache including the materials listed in the preceding paragraphs may be found on SEDAR at www.sedar.com or through the Corporation's website at www.gccoal.com.

SCHEDULE "A"

GRANDE CACHE COAL CORPORATION

MANDATE AND TERMS OF REFERENCE OF THE AUDIT COMMITTEE

Role and Objective

The Audit Committee (the "**Committee**") is a committee of the board of directors (the "**Board**") of Grande Cache Coal Corporation (the "**Corporation**") to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee are as follows:

1. To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee will be comprised of at least three (3) directors of the Corporation, none of whom are members of management of the Corporation and all of whom are "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("**MI 52-110**") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.

2. The Board of Directors may from time to time designate one of the members of the Committee to be the Chair of the Committee.

3. All of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to the Corporation's internal control systems:

   - identifying, monitoring and mitigating business risks; and

- ensuring compliance with legal, ethical and regulatory requirements.

3. Review the annual and interim financial statements of the Corporation and related management's discussion and analysis ("**MD&A**") prior to their submission to the Board for approval. The process should include but not be limited to:

- reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;
- reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
- reviewing accounting treatment of unusual or non-recurring transactions;
- ascertaining compliance with covenants under loan agreements;
- reviewing disclosure requirements for commitments and contingencies;
- reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
- reviewing unresolved differences between management and the external auditors; and
- obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses, MD&A, annual information forms ("**AIF**") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of all other financial information and will periodically access the accuracy of those procedures.

5. With respect to the appointment of external auditors by the Board:

- recommend to the Board the external auditors to be nominated;
- recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;
- on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;
- when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
- review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

6. Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

7. Review risk management policies and procedures of the Corporation (i.e. hedging, litigation and insurance).

8. Establish a procedure for:

   - the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

   - the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

9. Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Corporation.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The Committee will also have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of the Corporation without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

2. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

3. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

4. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

5. Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

6. The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

7. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

8. The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

9. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may

exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee each member will hold such office until the Committee is reconstituted.

10. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.





GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION FILES INDEPENDENT TECHNICAL REPORT INCREASING THE RESERVES FOR THE NO. 8 MINE AREA AND FILES DOCUMENTS IN RESPECT OF ITS FISCAL YEAR ENDED MARCH 31, 2005

Calgary, Alberta (GCE-TSX), June 30, 2005 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that it has filed an updated independent technical report (the "Technical Report") prepared by AMEC Americas Limited quantifying the coal reserves and resources for the No. 8 surface mine area as mandated by National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The Company had the Technical Report prepared for the No. 8 mine area to incorporate the successful results of its winter drilling program, which resulted in the recoverable coal reserves in the No. 8 mine area increasing to 13.2 million tonnes from 7.6 million tonnes and the saleable coal reserves increasing to 9.6 million tonnes from 5.7 million tonnes.

A total of 20.4 million tonnes of measured and indicated coal resources have been identified in the No. 8 mine area, which includes total recoverable coal reserves of 13.2 million tonnes. There is also an additional inferred coal resource of 20.3 million tonnes in the No. 8 mine area identified in the Technical Report.

The Company anticipates that the No. 8 mine will be the next surface mining area at its Grande Cache operation. It is expected that the final operating license for this mining area will be received within the current calendar year and that pre-strip activities will commence immediately following receipt of such licence. The Company has entered into letters of intent to purchase an electric mining shovel and an electric drill, and the procurement of haul trucks, loaders, dozers and other support equipment is ongoing.

The Company also announced today that it has filed its audited consolidated financial statements for its fiscal year ended March 31, 2005 and related management's discussion and analysis and its annual information form for its fiscal year ended March 31, 2005 with Canadian security regulatory authorities.

Copies of the Technical Report and the foregoing continuous disclosure documents are available at www.sedar.com and the Company's website at www.gccoal.com.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor and Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803

Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. Many of these risks and uncertainties are described in Grande Cache's 2005 annual information form, Grande Cache's management's discussion and analysis and other documents Grande Cache files with the Canadian securities authorities.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.